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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                           SYNTHETIC INDUSTRIES, INC.
                           (Name of Subject Company)

                           SYNTHETIC INDUSTRIES, INC.
                       (Name of Person Filing Statement)

                    Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                   871914107
                     (CUSIP Number of Class of Securities)

                                 Joseph F. Dana
                     President and Chief Operating Officer
                           Synthetic Industries, Inc.
                               309 LaFayette Road
                           Chickamauga, Georgia 30707
                                 (706) 375-3121

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                   on Behalf of the Person Filing Statement)

                                    Copy to:

                                 Mark Zvonkovic
                                King & Spalding
                          1185 Avenue of the Americas
                               New York, NY 10036
                                 (212) 556-2100

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Item 1. Security and Subject Company

   The name of the subject company is Synthetic Industries, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 309 LaFayette Road, Chickamauga, Georgia 30707. The title of the equity securities to which this Statement relates is the Common Stock, par value $1.00 per share, of the Company (the "Shares").

Item 2. Tender Offer of the Bidder

   This Statement relates to a tender offer disclosed in the Tender Offer Statement on Schedule 14D-1, dated November 12, 1999 (the "Schedule 14D-1"), by SIND Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of SIND Holdings, Inc. ("Parent"), a corporation formed at the direction of Investcorp S.A., a Luxembourg corporation, to purchase all the issued and outstanding Shares at $33.00 per Share (the "Offer Price"), net to the seller in cash, without interest (the "Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 1999 and the related Letter of Transmittal (which together constitute the "Offer Documents"). The principal executive offices of Purchaser and Parent are located at c/o Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166.

   The Offer is being made pursuant to an Agreement and Plan of Merger dated as of November 5, 1999 among Parent, Purchaser and the Company (the "Merger Agreement"), which provides, among other things, for the making of the Offer by Purchaser and, subject to the conditions and upon the terms of the Merger Agreement, for the subsequent Merger of Purchaser with and into the Company (the "Merger"). The Company will be the surviving company in the Merger and will continue as a wholly owned subsidiary of Parent (the "Surviving Corporation"). A copy of the Merger Agreement is attached hereto as Exhibit
(c)(8) and is incorporated herein by reference.

Item 3. Identity and Background

    (a) The name and address of the Company, which is the person filing this statement, are set forth above in Item 1.

   (b) (1) The following describes material contracts, agreements, arrangements or understandings and any actual or potential conflict of interest between the Company or its affiliates and the Company, its executive officers, directors or affiliates:

   Certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers or affiliates are described in the information statement attached as Annex I hereto, which is furnished pursuant to this Item 3.

   Certain other contracts, agreements, arrangements or understandings between the Company and certain of its directors and executive officers are described below:

 Retention Bonus Plan.

   The Board of Directors of the Company (the "Company Board") adopted a retention bonus plan on October 15, 1999, pursuant to which 30 executives of the Company were eligible to receive bonuses in the aggregate amount of $2,940,000 as of November 5, 1999 (the "Retention Payment Date"), provided that such executives did not previously leave the employ of the Company voluntarily or that such were not terminated by the Company Board for "cause" prior to the Retention Payment Date.

 Success Bonus Plan.

   The Company Board also adopted a success bonus plan on October 15, 1999, pursuant to which certain executive officers will be eligible to receive base payments in the aggregate amount of $1,865,000, on date of consummation of a sale of the Company (the "Success Payment Date") as long as prior to the Success Payment Date each has not left his respective employ of the Company voluntarily or has not been terminated by the Company Board for "cause." Under the success bonus plan the members of the Special Committee may receive bonus payments on the Success Payment Date. Such bonus payments will not in the aggregate exceed $300,000. In the event that there is no consummation of a sale of the Company, the success bonus plan will automatically terminate.

   Copies of the above-referenced employment agreements, the Retention Bonus Plan and the Success Bonus Plan are filed herewith as Exhibits (c)(1) through
(c)(7), and the above summaries are qualified in their entirety by reference to the text of such agreements and plans.

 Other Company Board Actions

   Pursuant to the Company's recommended stock ownership guidelines and in accordance with the Company's securities compliance procedure, since May 1999, two of the Company's officers purchased shares in the open market as follows:
Joseph F. Dana, 6,000 Shares; Joseph Sinicropi, 2,000 Shares. Pursuant to an arrangement adopted by the Company Board, the Company is authorized to repurchase such Shares immediately prior to the Merger at the Offer Price from such officers following consummation of the Offer.

   Pursuant to another arrangement by the Company Board, the Company is authorized to purchase all Shares and, as necessary, stock options for Shares, that are held by persons who are required to file with the Securities and Exchange Commission (the "Commission") pursuant to Section 16 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to the extent such purchases are necessary to prevent such persons from having automatic liability under Section 16(b) of the Exchange Act as a result of having a non-exempt purchase or purchases within six months of the time the Merger is effective. Under this arrangement, the Company will purchase Shares immediately prior to the Merger at the Offer Price and will purchase options to buy Shares at a price equal to the Offer Price less the exercise price of such options.

   (b)(2) The following describes material contracts, agreements, arrangements or understandings and any actual or potential conflict of interest between the Company or its affiliates and Purchaser, its executive officers, directors or affiliates:

   In connection with the Offer, (i) the Company has entered into the Merger Agreement with Purchaser and Parent, (ii) Synthetic Industries L.P., a Delaware limited partnership (the "Stockholder"), Parent and Purchaser have entered into a Stockholder Agreement, dated as of November 5, 1999 (the "Stockholder Agreement") and (iii) the Company has entered into a confidentiality agreement, dated June 7, 1999 (the "Confidentiality Agreement"), with Investcorp International Inc. Summaries of the Merger Agreement, the Stockholder Agreement and the Confidentiality Agreement are set forth below. Copies of such agreements are filed herewith as Exhibits (c)(8), (c)(9) and (c)(10), respectively, and the following summaries are qualified in their entirety by reference to the text of such agreements.

 The Merger Agreement

   The Offer. The Merger Agreement provides for the making of the Offer. Pursuant to the Offer, each tendering stockholder will receive the Offer Price for each Share tendered in the Offer. Purchaser's obligation to accept for payment or pay for Shares is subject to the satisfaction of the conditions that are described below in "Certain Conditions to Offer" including, among other things, there being validly tendered and not withdrawn by the Expiration Date (as defined below) a number of shares which would represent at least a majority of Shares issued and outstanding on a fully-diluted basis (the "Minimum Condition"). The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, December 10, 1999, unless and until Purchaser, subject to restrictions contained in the Merger Agreement, has extended the period of time during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended by Purchaser, will expire.

   Pursuant to the Merger Agreement, Purchaser expressly reserves the right to waive any conditions to the Offer, except that, without the consent of the Company, Purchaser may not waive the Minimum Condition. Purchaser expressly reserves the right to modify the terms of the Offer, except that, without the consent of the Company, Purchaser may not, (i) reduce the number of Shares subject to the Offer; (ii) reduce the Offer Price to be paid pursuant to the Offer; (iii) modify or add to the conditions to Purchaser's obligation to purchase Shares set forth in Exhibit A to the Merger Agreement in any manner materially adverse to the holders of Shares; (iv) extend the Offer; (v) change the form of consideration payable in the Offer; or (vi) otherwise amend the Offer in any manner adverse to the holders of Shares. The conditions set forth in Exhibit A to the Merger Agreement are described below in "--Certain Conditions to Offer".

   Notwithstanding the foregoing, Purchaser may, without the consent of the Company, (w) extend the Offer, if at the scheduled Expiration Date any of the conditions to Purchaser's obligation to purchase Shares set forth in the Merger Agreement or Exhibit A to the Merger Agreement are not satisfied, until such time as such conditions are satisfied or waived; (x) extend the Offer for a period of not more than 15 business days beyond the initial Expiration Date, if on the date of such extension less than 90% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer; (y) extend the Offer for any period required by applicable law, including any rule, regulation, interpretation or position of the Commission applicable to the Offer; and (z) extend the Offer for any reason for a period of not more than ten business days beyond the latest Expiration Date that would otherwise be permitted as described in this sentence.

   Board Representation. The Merger Agreement provides that promptly upon Purchaser's acceptance for payment of, and payment for, any Shares tendered pursuant to the Offer, Purchaser will be entitled to designate, and the Company will cause to be elected, such number of directors on the Company Board as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Company Board (after giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by Purchaser plus the number of Shares otherwise owned by Purchaser or any other subsidiary of Parent bears to (ii) the total number of Shares outstanding. Notwithstanding the foregoing, in the event that Purchaser's designees are appointed or elected to the Company Board, the Merger Agreement provides that until the Effective Time (as defined below) the Company Board will have at least three directors who were directors on November 5, 1999 and who are not officers of the Company (the "Independent Directors"). If the number of Independent Directors is reduced below three for any reason, any remaining Independent Directors (or Independent Director, if there is only one remaining) will be entitled to designate persons to fill such vacancies who will be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors will designate three persons to fill such vacancies who are not officers, stockholders or affiliates of the Company, Parent or Purchaser, and such persons will be deemed to be Independent Directors for purposes of the Merger Agreement. Pursuant to the Merger Agreement, the Company has agreed to promptly, at the option of Purchaser, either increase the size of the Company Board or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Company Board, and subject to applicable law, to take all action requested by Parent necessary to effect any such election, including mailing to its stockholders an information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Assuming that it accepts for payment and pays for Shares tendered pursuant to the Offer and that it exercises its rights with respect to representation on the Company Board, Purchaser will select its designees from the persons set forth in the Information Statement required by Rule 14f-1 under the Exchange Act included as Annex I to the Company's Solicitation/Recommendation Statement on Schedule 14D-9.

   The Merger. Pursuant to the Merger Agreement, on the second business day following the satisfaction (or, to the extent permitted by law, waiver by all parties) of the conditions to the Merger, or as soon as practicable after all the conditions to the Merger have been satisfied (or, to the extent permitted by law, waived by the parties entitled to the benefits thereof), or at such other date as agreed in writing between Parent and the

Company, Purchaser will be merged with and into the Company (the "Closing Date"). Following the Merger, the separate corporate existence of Purchaser will cease. The Company will be the surviving corporation in the Merger and will continue as a wholly owned subsidiary of Parent. The Merger will become effective at such time as Parent files with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger") in such form and manner as required by the Delaware General Corporation Law (the "DGCL"), or at such other time as Parent and the Company agree and specify in the Certificate of Merger (the "Effective Time"). The Company, as the surviving corporation, will continue its corporate existence under the laws of the State of Delaware. The Merger Agreement provides that the Certificate of Incorporation of the Company in effect immediately prior to the Effective Time will be amended in its entirety, and as amended, will be the Certificate of Incorporation of the Surviving Corporation, and that the bylaws of the Company in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. The Merger Agreement also provides that the directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation until they resign or are removed or their respective successors are duly elected and qualified, and that the officers of the Company at the Effective Time will be the officers of the Surviving Corporation until they resign or are removed or their respective successors are duly elected and qualified.

   Parent may elect at any time prior to the Merger, instead of merging Purchaser with and into the Company as described above, to merge the Company with and into Purchaser, in which case Purchaser would be the Surviving Corporation. In such event, the parties will, if required, execute an appropriate amendment to the Merger Agreement in order to reflect this election.

   Consideration to Be Paid in the Merger. By virtue of the Merger, each outstanding Share (except for Shares owned by the Company, Parent or Purchaser or by any subsidiary of the Company or Parent, which will be canceled and retired and will cease to exist without any payment with respect thereto or in exchange therefor, and except for Shares held by the Company's stockholders who have properly exercised appraisal rights under Delaware law) will be converted into the right to receive the Merger Consideration. Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

   Cancellation of Stock Options. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each outstanding option to purchase shares of the Company's common stock granted under any of the Company's stock option plans which is then exercisable or becomes exercisable as a result of the Offer or the Merger will be canceled by the Company. At the Effective Time or as soon as practicable thereafter, in consideration for such cancellation, the holder of such option will be entitled to receive from the Surviving Corporation as of or as soon as practicable after the Effective Time an amount in cash equal to the product of (i) the number of shares of the Company's common stock previously subject to such stock option and (ii) the excess, if any, of the Merger Consideration over the exercise price per share for such stock option, reduced by the amount of withholding or other taxes required by law to be withheld. Except as provided in the Merger Agreement or as otherwise agreed by the parties, the Company's stock option plans and any other plan, program or arrangement providing for the issuance or grant of any interest in respect of the Company's common stock will terminate as of the Effective Time.

   The cancellation of stock options pursuant to the Merger may not apply to stock options held by certain members of management of the Company, who have indicated an interest in exchanging their options to acquire shares of common stock of the Company into options to acquire shares of capital stock of Parent in connection with the closing of the Merger. See the description of the employment letters of intent set forth below.

   Stockholder Meeting. Under the DGCL, the approval of the Company Board and, under certain circumstances, the affirmative vote of the holders of a majority of the Shares present at a duly constituted meeting, is required to approve and adopt the Merger Agreement and the transactions contemplated thereby. If a vote of the stockholders is required, the Company has agreed, at Parent's request, as soon as practicable following the expiration of the Offer, to prepare and file with the Commission a proxy statement in preliminary form, to respond as promptly as practicable to the comments, if any, of the Commission with respect to such proxy statement, and to mail the proxy statement to the Company's stockholders as promptly as practicable after filing the proxy statement with the Commission. In the event that a stockholder vote is required, the Company has also agreed to, at Parent's request, as soon as practicable following the expiration of the Offer, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of seeking the vote required to approve and adopt the Merger Agreement and the transactions contemplated thereby. As provided in the Merger Agreement, if a stockholder vote is required, the Company Board, subject to its fiduciary duties, will recommend to its stockholders that they vote in favor of the Merger Agreement and the transactions contemplated thereby. Notwithstanding the foregoing, if Parent, Purchaser or any other subsidiary of Parent has acquired at least 90% of the outstanding Shares, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a stockholder meeting in accordance with
Section 253 of the DGCL.

   Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties. These include representations and warranties of the Company with respect to corporate organization, standing and power, subsidiaries and equity interests, capitalization, corporate authorityrelative to the Merger Agreement, corporate authority relative to
Section 203 of the DGCL, noncontravention, consents and approvals necessary for the Offer and the Merger, filings with the Commission, accuracy of financial statements, absence of undisclosed liabilities, disclosures in offer documents and proxystatements, absence of certain changes in the Company's business, tax matters, employee benefit plans and compliance with ERISA, employment and related matters, litigation, environmental matters, properties and assets, confidentiality agreements, brokers' fees, fairness opinion, compliance with laws, governmental permits, material agreements, insurance, intellectual property, labor relations and related party transactions. The Merger Agreement also contains representations and warranties of the Company with respect to compliance of the Offer and the Merger with the Settlement Agreement (as defined below in Item 4) and certain liabilities with respect to the litigation resulting in the Settlement Agreement.

   The representations and warranties contained in the Merger Agreement also include representations and warranties of Parent and Purchaser with respect to corporate organization, standing and power, operations and capitalization of Purchaser, corporate authority relative to the Merger Agreement, noncontravention, consents and approvals necessary for the Offer and the Merger, disclosures in offer documents and proxy statements, brokers' fees, availability of financing and litigation.

   No representations or warranties made by the Company, Parent or Purchaser will survive beyond the Effective Time.

   Conduct of Business Before the Effective Time. Pursuant to the Merger Agreement, from November 5, 1999 to the Effective Time, the Company has agreed to conduct, and to cause each of its subsidiaries to conduct, its business in the usual, regular and ordinary course in substantially the same manner as previously conducted (subject to the conditions set forth below) and, to the extent consistent therewith, use its reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and key employees and keep its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them so that its goodwill and ongoing business will not be materially impaired at the Effective Time. Without limiting the generality of the foregoing, except as otherwise contemplated by the Merger Agreement, until the Effective Time, the Company may not, nor permit any of its subsidiaries to, do any of the following without the prior written consent of Parent:

     (i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

     (ii) authorize for issuance, issue, deliver, sell, pledge or grant (A) any shares of its capital stock, (B) any debt securities which have the right, or are convertible into the right, to vote on matters which the Company's stockholders may vote, or other voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, voting securities or convertible or exchangeable securities or (D) any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock-based performance units, other than the issuance of the Company's common stock upon the exercise of stock options outstanding on November 5, 1999 and in accordance with their present terms;

     (iii) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents;

     (iv) (A) enter into, or propose or negotiate to enter into, any material contract, (B) amend, or propose or negotiate to amend, the terms of any existing material contracts or agreements of the type described in the foregoing clause, (C) acquire, or propose or negotiate to acquire, any interest in a corporation, partnership or joint venture arrangement, (D) sell, transfer, assign, relinquish, terminate or make any other material change (taken on an individual basis) in, or propose or negotiate to take any such action with respect to, the Company's material interests (as of November 5, 1999) in the equity or debt securities of any corporation, partnership or joint venture arrangement which holds such an interest, including, without limitation, the imposition of any lien on any of the foregoing, (E) give, or propose or negotiate to give, any approvals relating to development plans, work plans, budgets or capital expenditure commitments in connection with any such interests or (F) make, or propose to make, any material change in the Company's material interests;

     (v) enter into any significant further commitment or arrangement with respect to the Company's pending SAP project or any other significant systems project;

     (vi) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (B) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole;

     (vii) (A) grant to any officer or director of the Company or any of its subsidiaries any increase in compensation, except to the extent required under employment agreements in effect as of September 30, 1998, (B) grant to any employee, officer or director of the Company or any its subsidiaries any increase in severance or termination pay, except to the extent required under any agreement in effect as of September 30, 1998, (C) enter into any new employment, consulting, indemnification, severance or termination agreement with any such employee, officer or director, (D) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or employee benefit plan or (E) take any action to accelerate any rights or benefits (including vesting under the Company's 401(k) plan), or make any material determinations not in the ordinary course of business consistent with prior practice, under any collective bargaining agreement or employee benefit plan;

     (viii) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in generally accepted accounting principles;

     (ix) sell, lease, license or otherwise dispose of or subject to any lien any properties or assets, except sales of inventory and excess or obsolete assets in the ordinary course of business consistent with past practice;

     (x) (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company or any direct or indirect wholly owned subsidiary of the Company;
     (xi) make or agree to make any new capital expenditure or expenditures other than capital expenditures which do not exceed the amount budgeted thereto in the Company's annual capital expenditures budget for fiscal year 2000 previously provided to Parent;
     (xii) make any material tax election or settle or compromise any material tax liability or refund, consent to any extension or waiver of the statute of limitations period applicable to any tax claim or action, if any such election, settlement, compromise, consent or other action would have the effect of materially increasing the tax liability or reducing any net operating loss, foreign tax credit, net capital loss or any other credit or tax attribute of the Company or any its subsidiaries (including, without limitation, deductions and credits related to alternative minimum taxes);
     (xiii) enter into any hedging agreement or other financial agreement or arrangement designed to protect the Company against fluctuations in commodities prices or currency exchange rates, except agreements or arrangements entered into in the ordinary course of business consistent with past practice;
     (xiv) (A) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company or incurred in the ordinary course of business consistent with past practice, (B) cancel any material indebtedness (individually or in the aggregate) or waive any claims or rights of substantial value or (C) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party;
     (xv) make any material change (including failing to renew) in the amount or nature of the insurance policies covering the Company and its subsidiaries;
     (xvi) waive any material claims or rights relating to the Company's or any of its subsidiaries' business;
     (xvii) amend or otherwise modify the Settlement Agreement; or (xviii) authorize any of, or commit or agree to take any of, the foregoing actions.

   In addition, the Merger Agreement provides that the Company and Parent may not, nor may they permit any of their respective subsidiaries to, take any action that would, or that could reasonably be expected to, result in: (x) any of the representations and warranties of such party set forth in the Merger Agreement that is qualified as to materiality becoming untrue; (y) any of such representations and warranties that is not so qualified becoming untrue in any material respect; or (z) except as otherwise permitted by the provisions of the Merger Agreement described below in "--No Solicitation", any condition to the Offer set forth in Exhibit A to the Merger Agreement or any condition to the Merger not being satisfied. The conditions set forth in Exhibit A to the Merger Agreement are described below in "--Certain Conditions to Offer", and the conditions to the Merger are described in"--Conditions to the Merger."

   No Solicitation. The Merger Agreement provides that the Company Board will promptly advise Parent orally and in writing of any Company Takeover Proposal or Company Superior Proposal. The term "Company Takeover Proposal" means, other than the transactions contemplated by the Merger Agreement, any of the following:

  . any inquiry, proposal or offer from any person relating to any direct or indirect acquisition or purchase of a business that constitutes 25% or more of the net revenues, net income or the assets of the Company and its subsidiaries taken as a whole, or 25% or more of any class of equity securities of the Company or any of its subsidiaries.

  . any tender offer or exchange offer that if consummated would result in any person beneficially owning 25% or more of any class of equity securities of the Company or any company subsidiary.

  . any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries.

   The term "Company Superior Proposal" means any bona fide proposal which:

     1. is made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, 100% of the outstanding Shares or all or substantially all the assets of the Company;

     2. the Company Board determines in its good faith judgment, based on the written advice of Beacon (as defined below in Item 4), is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of the proposal and the third party making such proposal; and

     3. is made on terms that the Company Board determines in its good faith judgment (based on the written advice of Beacon) provide greater present value to the Company's stockholders than the cash consideration to be received by such stockholders pursuant to the Offer and the Merger, as the Offer and the Merger may be amended from time to time.

   The Merger Agreement provides that the Company may not, nor may it permit any of its subsidiaries to, nor may it authorize or permit any officer, director or employee of, or any investment banker, attorney or other advisor, agent or representative of the Company or any of its subsidiaries (collectively, the "Company Representatives") to: (a) solicit, initiate or encourage the submission of any Company Takeover Proposal; (b) enter into any agreement with respect to any Company Takeover Proposal; or (c) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal.

   Notwithstanding the foregoing, at any time prior to the consummation of the Offer, in response to a Company Superior Proposal that was not solicited by the Company or any Company Representative on or after November 5, 1999 and that did not otherwise result from a breach of the Company's no solicitation covenant described in the preceding paragraph, the Company Board may participate in discussions regarding such Company Superior Proposal, subject to its providing prior written notice of its decision to take such action to Parent and to its previously advising Parent orally and in writing of any Company Takeover Proposal or Company Superior Proposal.

   The Merger Agreement does not prohibit the Company Board from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from changing its recommendation made pursuant to Section 251 of the DGCL, or making any disclosure to the Company's stockholders if, in the good faith judgment of the Company, after consultation with outside counsel, failure so to disclose would be inconsistent with its obligations under applicable law.

   Access to Information; Confidentiality. The Company has agreed to afford, and to cause each of its subsidiaries to afford, Parent and its directors, officers, employees, accountants, counsel, financial advisers, financing sources and other representatives reasonable access during normal business hours during the period prior to the Effective Time to all of the Company's and its subsidiaries' respective properties, books, contracts, commitments, personnel and records. The Company has also agreed to furnish, and to cause each of its subsidiaries to furnish, promptly to Parent during the period prior to the Effective Time (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request. The Merger Agreement provides that all nonpublic information so exchanged will be subject to the Confidentiality Agreement.

   Reasonable Efforts. Each of the Company, Parent and Purchaser has agreed, subject to the terms and conditions of the Merger Agreement, to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other obligations of such party under the Merger Agreement. These things include: (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental entities and the making of all necessary registrations and filings (including filings with governmental entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity; (ii) the obtaining of all necessary consents, approvals or waivers from third parties; (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed; and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger Agreement and to fully carry out the purposes of the Merger Agreement. Without limiting the foregoing, the Company has also agreed to (x) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement and (y) if any state takeover statute or similar statute or regulation becomes applicable to the Merger Agreement, take all action necessary to ensure that the Offer and the Merger may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Offer and the Merger. The Merger Agreement provides that none of its provisions may be deemed to require any party to waive any substantial rights or agree to any substantial limitation on its operations or to take any action that would result in any of the consequences referred to in paragraph (a) of Exhibit A to the Merger Agreement. Paragraph
(a) of Exhibit A is described in subparagraph (a) below in "--Certain Conditions to Offer."

   Notification. The Company has agreed to give prompt notice to Parent, and Parent and Purchaser have agreed to give prompt notice to the Company, of (i) any representation or warranty made by it contained in the Merger Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect and (ii) any failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the Merger Agreement. The Merger Agreement provides that no such notification will affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under the Merger Agreement.

   Employee Benefit Plans. Parent has agreed, for one year after the Closing Date, to either (i) cause the Surviving Corporation to continue to sponsor and maintain the Company's existing employee benefit plans (the "Company Benefit Plans") or (ii) provide benefits to the employees of the Company who continue to be employed by the Surviving Corporation (the "Company Employees") under employee benefit plans, programs, policies or arrangements that in the aggregate are no less favorable than those benefits provided to the Company Employees by the Company immediately prior to the Closing Date. With respect any employee benefit plan, program, policy or arrangement sponsored or maintained by Parent and offered to the Company Employees in addition to or as a substitute for the Company Benefit Plans, Parent has agreed to give the Company Employees service credit for their employment with the Company for eligibility and vesting purposes under all such employee benefit plans, programs, policies or arrangements as if such service had been performed with Parent.

   Parent has also agreed, following the Effective Time, to cause the Surviving Corporation and its subsidiaries to honor, subject to its obligations described in this section and in "--Indemnification," all obligations under any contracts, agreements and commitments of the Company and its subsidiaries prior to November 5, 1999 (or as established or amended in accordance with or permitted by the Merger Agreement), the existence of which did not constitute a violation of the terms of the Merger Agreement, and which apply to any current or former employee or director of the Surviving Corporation or any of its subsidiaries.

   Nothing in the Merger Agreement gives any employee of the Company or of any of the Company's subsidiaries, except those employees listed in the disclosure letter to the Merger Agreement, any right to continued employment following the Effective Time.

   Indemnification. Parent has agreed, after the earlier of the Effective Time or the consummation of the Offer, to indemnify and cause the Surviving Corporation to indemnify the present and former officers and directors of the Company and its subsidiaries (each, an "Indemnified Party") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement, provided that any such settlement is effected with the written consent of Parent or the Surviving Corporation) incurred by reason of the fact that such person is or was an officer or director of the Company or any of its subsidiaries and arising out of actions or omissions occurring on or prior to the Effective Time to the full extent permitted by law, with each Indemnified Party's right to such indemnification including the advancement of expenses incurred in the defense of any action or suit. The Merger Agreement provides that any determination which is required to be made with respect to whether an Indemnified Party is entitled to such indemnification, including any determination whether an Indemnified Party's conduct complies with the standards set forth under the DGCL, will be made at Parent's expenses by independent counsel mutually acceptable to Parent and the Indemnified Party. The Merger Agreement further provides that none of its provisions shall impair any rights or obligations of any present or former directors or officers of the Company.

   Parent has also agreed, to the fullest extent permitted by law, to cause the Surviving Corporation to honor all of the Company's obligations to indemnify (including any obligations to advance funds for expenses) the members of the Special Committee (as defined below in Item 4) and current or former directors or officers of the Company and its subsidiaries for acts or omissions by such directors and officers occurring prior to the Effective Time to the extent that such obligations of the Company exist on November 5, 1999, whether pursuant to the Company's Certificate of Incorporation, the Company's bylaws, individual indemnity agreements or otherwise. The Merger Agreement provides that such indemnification obligations will survive the Merger and will continue in full force and effect in accordance with the terms of the Company's Certificate of Incorporation, the Company's bylaws and such individual indemnity agreements from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such directors or officers arising out of such acts or omissions.

   Insurance. Parent has agreed, for a period of six years after the Effective Time, to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company with respect to claims arising from or related to facts or events which occurred at or before the Effective Time, provided that Parent may substitute for such current policies new policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous. However, Parent will not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the annual premiums paid as of November 5, 1999 by the Company for such insurance (such 200% amount, the "Maximum Premium"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent must maintain the most advantageous policies of directors' and officers' insurance obtainable for an annual premium equal to the Maximum Premium. The Company has represented in the Merger Agreement that the Maximum Premium is $578,000.

   Fees and Expenses. The Merger Agreement provides that all fees and expenses incurred in connection with the Merger will be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

   Public Announcements. Parent and Purchaser, on the one hand, and the Company, on the other hand, have agreed to consult with each other before issuing, and to provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Offer, the Merger and the other obligations under the Merger Agreement, and have agreed not to issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The Company has also agreed to give at least 24 hours' prior written notice to Parent and Purchaser of any proposed press release or other public statement not relating to the Offer, the Merger or any of the obligations under the Merger Agreement, which notice is to include the text of such press release or public statement.

   Transfer Taxes. The Company has agreed to pay any state, local, foreign or provincial tax which is attributable to the transfer of the beneficial ownership of the Company's or the Company's subsidiaries' real property (collectively, the "Transfer Taxes"), if any, and any penalties or interest with respect to the Transfer Taxes, payable in connection with the consummation of the Offer or the Merger. Pursuant to the Merger Agreement, Purchaser and the Company, in their reasonable discretion, will determine the portion of the consideration to be received by holders of Shares in connection with the Offer and the Merger that is allocable to the real property of the Company and its subsidiaries in any jurisdiction imposing such Transfer Taxes. The Merger Agreement provides that the stockholders of the Company will be deemed to have agreed to be bound by this allocation in the preparation of any return with respect to the Transfer Taxes, and that Purchaser may withhold the amount of the Transfer Taxes payable with respect to any Shares from the amount to be paid pursuant to the Offer and the Merger with respect to such Shares, unless the date on which the beneficial owner of such Shares acquired such beneficial ownership is certified to Purchaser.

   The Company has also agreed to pay any state, local, foreign or provincial tax which is attributable solely to and imposed upon the transfer of the Shares pursuant to the Merger Agreement (collectively, the "Stock Transfer Taxes") and any penalties or interest with respect to any such Stock Transfer Taxes.

   Debt Offer. Pursuant to the Merger Agreement, the Company has commenced an offer to purchase for cash (the "Debt Offer") all of the Company's outstanding 9 1/4% Senior Subordinated Notes due 2007 (the "Existing Notes") on the terms and conditions set forth in the Offer to Purchase and Consent Solicitation which has been mailed to the holders of the Existing Notes concurrently with the mailing of this Offer to Purchase to the holders of the Company's Shares. In conjunction with the Debt Offer, the Company is soliciting consents from the holders of the Existing Notes relating to proposed amendments which would eliminate substantially all of the covenants contained in the Indenture, dated as of February 11, 1997, between the Company and United States Trust Company of New York, as Trustee, under which the Existing Notes were issued. The Company has agreed to waive any of the conditions to the Debt Offer and to make any other changes in the terms and conditions of the Debt Offer as may be reasonably requested by Purchaser. The Company may not, without Purchaser's prior written consent: (a) waive any material condition to the Debt Offer; (b) make any changes to certain terms and conditions of the Debt Offer relating to
(i) the consideration to be paid by the Company for Existing Notes tendered pursuant to the Debt Offer, (ii) payments to be made to holders of the Existing Notes who consent to the proposed amendments by a certain time, (iii) payment of accrued interest on the Existing Notes and (iv) the conditions to the Company's obligation to accept for payment and pay for Existing Notes tendered pursuant to the Debt Offer; or (c) make any other material changes in the terms and conditions of the Debt Offer.

   The Company has agreed, subject to the terms and conditions of the Merger Agreement, including but not limited to the conditions to the Debt Offer, to accept for payment and pay for the Existing Notes as soon as such conditions to the Debt Offer are satisfied and the Company is permitted to do so under applicable law, and to coordinate the timing of any such purchase with Purchaser in order to obtain the greatest participation in the Debt Offer.

   The obligations of Parent and Purchaser to consummate the Offer and to effect the Merger are not subject to the successful completion of the Debt Offer.

   Cooperation With Financing Efforts. The Company has agreed to provide, and to cause its subsidiaries and its and their respective officers, employees and advisors to provide, such reasonable cooperation in connection with the arrangement of any financing to be consummated contemporaneously with or at or after the Effective Time in respect of the transactions contemplated by the Merger Agreement as may be reasonably requested by Purchaser. In addition, in conjunction with the obtaining of any such financing and in addition to the Company's obligation with respect to the Debt Offer described above, the Company has agreed, at the request of Purchaser, to call for prepayment or redemption, or to repay, redeem and/or renegotiate, any other existing indebtedness of the Company. No such prepayments or redemptions will actually be made until contemporaneously with or after the Effective Time, and the Company is not be required to make any call for redemption or prepayment that is irrevocable when made. In addition, the Company has agreed to use its best efforts to cause its fiscal year end audit to be completed by December 20, 1999.

   Consents. The Merger Agreement provides that from and after November 5, 1999 until the Closing Date, the Company and its subsidiaries will use their respective best efforts to obtain certain consents.

   Conditions to the Merger. The obligation of each of Parent, Purchaser and the Company to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

  . If required by law, the Merger Agreement shall have been adopted by the holders of a majority of the outstanding Shares.

  . The waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), if any, shall have been terminated or shall have expired. Any consents, approvals and filings under any foreign antitrust law, the absence of which would prohibit the consummation of Merger, shall have been obtained or made.

  . No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, provided that each of Parent, Purchaser and the Company shall have used all reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

  . Purchaser shall have previously accepted for payment and paid for Shares tendered and not withdrawn pursuant to the Offer.

   Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, before or after a majority of the stockholders of the Company have adopted the Merger Agreement, in the following ways:

     1. Parent, Purchaser and the Company agree to terminate the Merger Agreement by mutual written consent.

     2. Either Parent or the Company decides to terminate the Merger Agreement because:

       a. the Merger is not consummated on or before February 28, 2000, unless the failure to consummate the Merger is the result of a willful or material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement, provided that the passage of such period is to be tolled for any part thereof during which any party is subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger;

       b. any governmental entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and nonappealable;

       c. as the result of the failure of any of the conditions set forth in Exhibit A to the Merger Agreement, the Offer has terminated or expired in accordance with its terms without Purchaser having purchased any Shares pursuant to the Offer; or

       d. upon a vote at a duly held meeting to obtain the adoption of the Merger Agreement by the holders of a majority of the outstanding Shares, such adoption is not obtained, provided that the Merger Agreement may not be terminated by Parent if Parent or Purchaser is in breach of its covenant to vote to adopt and approve the Merger Agreement and the Merger at such meeting.

     3. Parent decides to terminate the Merger Agreement because:

       a. the Company breaches or fails to perform in any material respect any of its covenants contained in the Merger Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Exhibit A to the Merger Agreement; or

       b. the Company Board withdraws, modifies or changes in any manner adverse to Parent and Purchaser its approval or recommendation of the Offer, the Merger and the Merger Agreement.

     4. The Company decides to terminate the Merger Agreement because Parent or Purchaser breaches or fails to perform in any material respect any of their respective covenants contained in the Merger Agreement.

   The conditions set forth in Exhibit A to the Merger Agreement are described below in "--Certain Conditions to Offer."

   Effect of Termination. The Merger Agreement provides that it will, upon termination of the Merger Agreement by either the Company or Parent as described above, become void and have no effect without any liability or obligation on the part of the Company, Parent or Purchaser, except to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in the Merger Agreement, and except for: (i) the representation made by each of the Company, Parent and Purchaser with respect to brokers' fees; (ii) the obligations of each of the Company, Parent and Purchaser with respect to confidentiality, as described in "--Access to Information; Confidentiality," and with respect to fees and expenses, as described in "--Fees and Expenses"; (iii) the provision of the Merger Agreement described in this paragraph; and (iv) certain miscellaneous provisions of the Merger Agreement, including provisions relating to assignment and enforcement.

   Extension; Waiver. The Merger Agreement provides that at any time prior to the Effective Time, the Company, Parent and Purchaser may: (i) extend the time for the performance of any of the obligations or other acts of the other parties; (ii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; or (iii) subject to the provisions of the Merger Agreement with respect to amendment described in "--Amendment," waive compliance with any of the agreements or conditions contained in the Merger Agreement. The Merger Agreement further provides that the failure of the Company, Parent or Purchaser to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of such rights.

   Amendment. The Merger Agreement provides that it may be amended by the Company, Parent and Purchaser at any time, before or after a majority of the stockholders of the Company have adopted the Merger Agreement, provided that after such adoption, there has been no amendment which by law requires further approval by such stockholders without such further approval.

   Assignment. The Merger Agreement provides that neither it nor any of the rights, interests or obligations under it may be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Notwithstanding the foregoing, Purchaser may assign, in its sole discretion, any of or all its rights, interests and obligations under the Merger Agreement to Parent or to any direct or indirect wholly owned subsidiary of Parent, provided that no such assignment will relieve Purchaser of any of its obligations under Merger Agreement.

  Certain Conditions to Offer. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless there has been validly tendered and not withdrawn by the Expiration Date a number of Shares which would represent at least a majority of the Shares on a fully-diluted basis (the "Minimum Condition" referred to above). Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required accept for payment or, subject to the Minimum Condition, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, (1) with the consent of the Company or (2) if, at any time after November 5, 1999 and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

     (a) there has been threatened or pending any suit, action or proceeding by any governmental entity or any other person: (i) challenging the acquisition by Parent or Purchaser of any Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or any other transaction contemplated by the Merger Agreement, or resulting in a material delay in or material restriction on the ability of

  Purchaser to consummate the Offer or the Merger or seeking to obtain from the Company, Parent or Purchaser any damages that could result in a Company Material Adverse Effect (as defined at the end of this paragraph); (ii) seeking to prohibit or limit the ownership or operation by the Company, Parent or any of their respective subsidiaries of any material portion of the business or assets of the Company, Parent or any of their respective subsidiaries, or to compel the Company, Parent or any of their respective subsidiaries to dispose of or hold separate any material portion of their respective businesses or assets, as a result of the Offer, the Merger or any other transaction contemplated by the Merger Agreement; (iii) seeking to impose limitations on the ability of Parent or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company; (iv) seeking to prohibit Parent or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and its subsidiaries; or (v) which otherwise is reasonably likely to have a Company Material Adverse Effect;

     (b) any statute, rule, regulation, legislation, interpretation, judgment, order or injunction has been threatened, proposed, sought, enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval withheld with respect to: (i) Parent, the Company or any of their respective subsidiaries; or
  (ii) the Offer, the Merger or any other transaction contemplated by the Merger Agreement, by any governmental entity that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in subparagraph (a) above;

     (c) there has occurred any event, change, effect or development that, individually or in the aggregate, has had a Company Material Adverse Effect;

     (d) there has occurred: (i) any general suspension of trading of securities on any national securities exchange or in the over-the-counter market in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index);
  (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any limitation (whether or not mandatory) by any governmental entity on, or other event that might materially affect, the extension of credit by banks or other lending institutions; (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; or (v) in the case of any of the foregoing existing on November 5, 1999, a material acceleration or worsening thereof;

     (e) the representations and warranties by the Company contained in the Merger Agreement are not true and correct as of November 5, 1999 and at the scheduled or extended Expiration Date, except to the extent such representation and warranty expressly relates to an earlier date (in which case on and as of such earlier date); provided, however, that, other than with respect to the representations contained in the Merger Agreement as to the number of issued and outstanding shares of capital stock of the Company and stock options granted under the Company's stock option plans, the condition set forth in this subparagraph (e) will be considered satisfied unless, ignoring for this purpose all qualifications as to materiality and Company Material Adverse Effect in such representations and warranties, the inaccuracies in the representations and warranties (with all such inaccuracies taken in the aggregate) have had or would reasonably be expected to have a Company Material Adverse Effect.

     (f) the Company has failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by the Company under the Merger Agreement;

     (g) the Merger Agreement has been terminated in accordance with its terms; or

     (h) the Company Board withdraws, modifies or changes in any manner adverse to Parent and Purchaser its approval or recommendation of the Offer, the Merger and the Merger Agreement.

The term "Company Material Adverse Effect" means a material adverse effect that something has had or could reasonably be expected, individually or in the aggregate, to have on the business, assets, properties, financial condition, results of operations or prospects of the Company and its subsidiaries, taken as a whole, or on the ability of the Company to consummate the transactions contemplated by the Merger Agreement.

   The foregoing conditions to the Offer are for the benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition (including any action or inaction by Parent or Purchaser not inconsistent with the terms the Merger Agreement).

 Appraisal Rights in the Merger

   Each Share held by a stockholder exercising appraisal rights with respect to such Shares pursuant to the DGCL, who has not effectively withdrawn or lost such rights, will not be converted into or represent a right to receive the Offer Price, net to the holders in cash, without interest thereon (the "Merger Consideration"), but such stockholder will be entitled only to such rights as are granted by the DGCL. Specifically, if the Merger is consummated, stockholders of the Company have certain rights under the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. In the event that appraisal rights are available, an objecting stockholder, upon exercise of such appraisal rights, shall cease to have any rights as a stockholder with respect to the Shares except the right to receive payment of the fair value thereof. The stockholder's rights may be restored only upon (i) the withdrawal, with the consent of the Company, of the demand for payment,
(ii) the non-filing of a petition for appraisal within the time required, (iii) a determination of the court that the stockholder is not entitled to an appraisal or (iv) the abandonment or rescission of the Merger. Each Share held by a stockholder at the Effective Time who, after the Effective Time, loses his or her appraisal rights or withdraws such demand for appraisal or payment of fair market value pursuant to the DGCL, will be deemed to be converted, as of the Effective Time, into the right to receive the Merger Consideration. The Merger Agreement requires the Company to give prompt notice to Parent of any demands received by the Company for appraisal of any Shares, and gives Parent the right to participate in and direct all negotiations and proceedings with respect to such demands. Furthermore, the Company may not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

   Appraisal rights, if the statutory procedures set forth in Section 262 of the DGCL are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

   The foregoing summary of the rights of objecting stockholders does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights.

   Failure to follow the steps required by the DGCL for perfecting appraisal rights may result in the loss of such rights. The preservation and exercise of appraisal rights are conditioned on strict adherence to the applicable provisions of the DGCL.

 The Stockholder Agreement

   Tender of Shares. In connection with the execution of the Merger Agreement, Parent and Purchaser have entered into a Stockholder Agreement with the Stockholder, who owns 5,699,194 outstanding Shares (the 5,699,194 Shares, together with any additional Shares which are acquired by the Stockholder prior to the termination of the Stockholder Agreement, the "Owned Shares") representing approximately 66% of the issued and outstanding Shares. Pursuant to the Stockholder Agreement, the Stockholder has agreed to validly tender the Owned Shares pursuant to and in accordance with the terms of the Offer no later than the second business day after commencement of the Offer, and has agreed not to thereafter withdraw such tender, provided that there has been no modification or amendment to the terms of the Offer which would require the consent of the Company as described in Section 1 of this Offer to Purchase.

   Term. The "Term" shall mean the period from November 5, 1999 until the earliest to occur of (i) termination of the Stockholder Agreement as described in "--Termination," (ii) the expiration of the Stock Option which is described in "--Stock Option" and (iii) the closing of any exercise of such Stock Option.

   Voting of Shares. The Stockholder has agreed, during the Term, at any meeting of the stockholders of the Company, to vote the Owned Shares (a) in favor of the Merger and the Merger Agreement; (b) against any Company Takeover Proposal (as defined in the Merger Agreement) and against any proposal (i) for action or agreement which would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the conditions of the Company's obligations under the Merger Agreement not being fulfilled or (ii) for any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated; and (c) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement.

   Irrevocable Proxy. The Stockholder has appointed Purchaser and Parent, or any nominee of Purchaser and Parent, with full power of substitution and resubstitution, at any time during the Term, as its true and lawful attorney and proxy (the "Proxy") to vote each of the Owned Shares, including the right to sign its name as stockholder to any consent, certificate or other document relating to the Company. The Proxy is irrevocable and coupled with an interest.

   Stock Option. The Stockholder has granted to Purchaser an irrevocable option (the "Stock Option") to purchase all, but not less than all, of the Owned Shares at a purchase price of $33.00 per share (the "Exercise Price"). Purchaser may exercise the Stock Option if the Offer is not consummated due to the failure by the Stockholder to validly tender and not withdraw the Owned Shares.

   Conditions to Exercise. The Stockholder Agreement provides that the Stock Option will become exercisable, in whole but not in part, on (a) the date on which the event described in "--Stock Option" occurs or if later, (b) the date on which (i) all waiting periods under the HSR Act, if any, required for the purchase of the Owned Shares upon such exercise have expired or are waived and
(ii) there is not in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority prohibiting the exercise of the Stock Option. The Stock Option will remain exercisable for 30 days following the date on which the Stock Option became exercisable.

   No Solicitation. During the Term, the Stockholder may not, nor permit or authorize any of its partners, employees, agents or representatives (collectively, the "Stockholder Representatives") to, (i) solicit, initiate or encourage, directly or indirectly, any inquiries regarding or the submission of any Company Takeover Proposal; (ii) participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or take any other action to knowingly facilitate the making of any proposal that constitutes or may reasonably be expected to lead to, any Company Takeover Proposal; or (iii) enter into any agreement with respect to any Company Takeover Proposal or approve or resolve to approve any Company Takeover Proposal. The Stockholder has agreed to cease and cause the Stockholder Representatives to cease any existing activities, discussions or negotiations with any parties conducted with respect to any of the prohibited activities described in the preceding sentence. In addition, the Stockholder has agreed to promptly notify Parent of the existence of any proposal, discussion, negotiation or inquiry received by the Stockholder, and to immediately communicate to Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive and the identity of the Person making such proposal or inquiry or engaging in such discussion or negotiation. The Stockholder Agreement provides that any action taken by the Company or its directors and officers consistent with the provisions of the Merger Agreement described in "The Merger Agreement--No Solicitation" will be not deemed to violate the Stockholder's obligations described in this paragraph.

   No Inconsistent Arrangements. During the Term, the Stockholder has agreed not to: (i) transfer or consent to any transfer of any or all of the Owned Shares or any interest therein, or create or permit to exist any encumbrance on the Owned Shares; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Owned Shares or any interest therein; (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Owned Shares; (iv) deposit the Owned Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Owned Shares; or (v) take any other action that would in any way restrict, limit or interfere with either the performance of its obligations under the Stockholder Agreement or the transactions contemplated by the Stockholder Agreement or the Merger Agreement. The Stockholder has also agreed not to request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Owned Shares, unless such transfer is made in compliance with the Stockholder Agreement.

   Waiver of Appraisal Rights. Pursuant to the Stockholder Agreement, the Stockholder has waived any rights of appraisal or rights to dissent from the Merger.

   Representations and Warranties. The Stockholder Agreement contains certain customary representations and warranties of Parent, Purchaser and the Stockholder, including without limitation representations and warranties by the Stockholder as to ownership of the Owned Shares, governmental consents and corporate power and authority.

   Termination. The Stockholder Agreement will terminate (i) upon the written mutual consent of Parent, Purchaser and the Stockholder or (ii) upon the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms.

   Limitation of Liability. The Stockholder Agreement provides (i) that none of the obligations of the Stockholder under or contemplated by the Stockholder Agreement will be a personal obligation of the liquidating trustee for the Stockholder, the former general partner or any limited partner of the Stockholder or any of their respective officers, directors, stockholders, limited partners, general partners or owners and (ii) that any monetary obligation of the Stockholder under the Stockholder Agreement will be satisfied solely out of the assets of the Stockholder.

 The Confidentiality Agreement

   On June 7, 1999, the Company and Investcorp International Inc. entered into the Confidentiality Agreement in contemplation of exchange of information relating to potential merger negotiations.

   Certain other contracts, agreements, arrangements or understandings between the Company or its affiliates and Purchaser, its executive officers, directors or affiliates are described below:

   Employment Letters of Intent. Parent has entered into letters of intent with the following six executives of the Company: Joseph Dana, Joseph Sinicropi, Charles T. Koerner, John Michael Long, Proctor Allen and Louis Ziebold. Each employee, pursuant to his letter of intent, has indicated his intent to enter into a new employment agreement that is not materially inconsistent with his current employment agreement.

   Each employee has also indicated his intent, pursuant to his letter of intent, to enter into definitive documentation implementing an equity participation by the employee in Parent having a value at least equal to the sum of (i) 50% of the sum of the employee's net value of existing options to purchase shares of the Company's capital stock and (ii) 50% of certain after-tax transaction-related cash payments to be received by the employee. Each employee's equity investment in Parent will be through either (x) the rollover of his existing stock options into options to purchase shares of Parent capital stock or (y) a combination of such rollover of options and the investment of after-tax transaction-related cash payments into shares of Parent capital stock at $33.00 per share. The options to purchase Parent capital stock upon rollover will be granted at a discount from the Offer Price to preserve the aggregate spread on each such existing rollover option.

   In addition, Parent has entered into a letter of intent with Leonard Chill, the Chief Executive Officer of the Company. Pursuant to the letter of intent, Mr. Chill has indicated his intent to enter into a new employment agreement that is not materially inconsistent with his current employment agreement. In addition, he has indicated his intent to enter into definitive documentation implementing an equity participation in Parent in an amount no less than $1.6 million. Mr. Chill's equity investment in Parent will be through the rollover of his existing stock options into options to purchase shares of Parent capital stock. The options to purchase Parent capital stock upon rollover will be granted at a discount from the Offer Price to preserve the aggregate spread on each such existing rollover option.

   Mr. Chill holds options to purchase 72,174 Shares, which options were granted as "incentive stock options" under federal tax laws ("ISOs") (Mr. Chill also holds other options which are not ISOs). Parent and Mr. Chill have discussed the possibility of Mr. Chill exercising such ISOs prior to the Merger and of making arrangements which would enable him to retain the Shares purchased upon such exercise after the Merger has been completed. Parent and Mr. Chill have also discussed the possibility of making arrangements to enable Mr. Chill to retain the ISOs themselves through and following the Merger. If either of these alternatives were implemented, Mr. Chill would own following the Merger an equity interest in the Company of approximately 1% (in addition to Mr. Chill's expected equity interest in Parent following the Merger) and Parent would own approximately 99% of the equity interest of the Company.

   The employment arrangements with the executives named above will include the grant of stock options from a reserve of options exercisable for common stock representing 11% of the common stock of the Company on a fully-diluted basis, of which approximately 2.5% will be reserved for future grants and approximately 8.5% will be granted upon or promptly following the Merger. The options will have seven year terms and vest 20% each year over a five year period subject to the achievement by the Company of specified EBITDA performance targets. The options will be subject to additional vesting in certain circumstances, including time-based vesting following an initial public offering and, subject to the Investcorp investors' achieving specified rates of return, vesting upon a sale of the Company.

   The foregoing is only a summary of certain provisions of the employment letters of intent and is qualified in its entirety by reference to the employment letters of intent. Copies of the employment letters of intent have been filed with the Commission as Exhibits (c)(11) to (c)(17) hereto. If new employment agreements are executed prior to the Expiration Date, copies of such agreements will be filed as exhibits to this Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

   (a) The Company Board met to consider the terms of the Offer and the Merger at a meeting held on November 4, 1999. At this meeting, the Company Board, after review of (i) the determination by an independent committee of the Board (the "Special Committee") that the Offer and the Merger are fair and in the best interests of the Company and its stockholders and (ii) the recommendation of the Special Committee that the Company Board approve and adopt the Merger Agreement, authorized, approved and accepted in all respects the Offer and the Merger, as recommended by the Special Committee, and agreed to recommend that the Company's stockholders accept and tender their Shares pursuant to the Offer. A copy of the letter to the stockholders of the Company dated November 12, 1999 from Leonard Chill, Chairman and Chief Executive Officer, containing the recommendation of the Company Board, is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

   As set forth in Purchaser's Offer to Purchase, Purchaser will purchase Shares tendered prior to the close of the Offer if at least a majority of the outstanding Shares have been tendered by that time and all conditions to the Offer have been satisfied. Stockholders should note that under the Stockholder Agreement the Stockholder, which owns approximately 66% of the outstanding Shares, has agreed, subject to certain conditions, to tender its Shares in the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, December 10, 1999, unless and until Purchaser, subject to restrictions contained in the Merger Agreement, has extended the period of time for which the Offer is open. Purchaser may, without the consent of the Company,
(w) extend the Offer, if at the scheduled Expiration Date any of the conditions to Purchaser's obligation to purchase Shares set forth in the Merger Agreement or Exhibit A to the Merger Agreement are not satisfied, until such time as such conditions are satisfied or waived; (x) extend the Offer for a period of not more than 15 business days beyond the initial Expiration Date, if on the date of such extension less than 90% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer; (y) extend the Offer for any period required by applicable law including any rule, regulation, interpretation or position of the

Commission applicable to the Offer, and (z) extend the Offer for any reason for a period of not more than ten business days beyond the latest Expiration Date that would otherwise be permitted as described in this sentence. A copy of the press release issued by Parent and the Company announcing the Merger and the Offer is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

   (b) Synthetic Industries, L.P. (the "Partnership"), a Delaware limited partnership and the holder of approximately 66% of the Company's common stock, was organized in 1986 for the purpose of acquiring the Company. The Partnership owns no assets other than common stock of the Company. The Company has not paid a dividend since its acquisition by the Partnership and, consequently, the Partnership has never made a cash distribution to its partners.

   In mid 1996, the Company began considering a primary offering of common stock to raise capital, prompted by the strength of the stock markets at the time, as well as expectations of significant growth in the Company's results of operations in that year. The Company and the General Partner thereafter commenced discussions with Bear Stearns & Co. Inc. ("Bear Stearns") regarding a possible combined offering of the common stock held by the Partnership and newly issued common stock by the Company. As a result of objections made by several limited partners to the Partnership's sale of its common stock without offering limited partners a right to receive their underlying portion of the common stock rather than cash, the general partner of the Partnership (the "General Partner") determined not to proceed with the Partnership's sale of common stock. The public offering was consummated by the Company for 2,875,000 newly issued shares on November 1, 1996.

   In early 1997, the General Partner and the Company met on several occasions with Bear Stearns to discuss the prospects of offering limited partners an opportunity to sell the common stock underlying their investment in the Partnership or, alternatively, to receive such common stock in a distribution. As a result of these discussions, the General Partner developed a plan (the "Plan") for the dissolution of the Partnership under which each limited partner would be given an option to receive cash for all or a portion of his limited partner interest based on the standard discount from the market price of the common stock at the time or, to the extent such option was not chosen by a limited partner, to receive through an orderly dissolution process the common stock underlying his limited partner interest. A joint proxy statement and prospectus (the "Proxy Statement/Propsectus") in connection with the solicitation of proxies for the vote on the Plan was mailed to limited partners on September 19, 1997, and the Plan was subsequently approved at a special meeting of limited partners held on November 7, 1997.

   During 1997, the Company, its directors and certain other of the Company's officers who were affiliated with the General Partner were named in two putative class and derivative action lawsuits filed by certain limited partners. The first action was filed on February 11, 1997 in the Delaware Court of Chancery and the second action was filed in the United States District Court of the Northern District of California on May 1, 1997. Both actions sought, among other things, to enjoin the implementation of the Plan and to recover unspecified damages. On October 23, 1997, the Delaware Court of Chancery preliminarily enjoined the implementation of the Plan, and on March 19, 1998, the Delaware Supreme Court issued an opinion affirming the Court of Chancery's grant of a preliminary injunction and remanded the case for further proceedings.

   On April 19, 1999, preliminary approval of a Stipulation and Agreement of Settlement (the "Settlement Agreement") in connection with these lawsuits was granted by the United States District Court for the Northern District of California. Pursuant to the Settlement Agreement, the parties agreed to participate cooperatively in a six-month sales process designed to maximize value for the Company's stockholders, including the Partnership, and to dissolve the Partnership. The process contemplated an attempt to sell the Company promptly in a transaction that the Company's independent directors believed to be in the best interests of the Company's stockholders.

   On May 24, 1999, final approval of the Settlement Agreement was granted by the United States District Court for the Northern District of California and on July 31, 1999, the Delaware action was dismissed with prejudice by the Delaware Court of Chancery. On August 31, 1999, in accordance with the terms of the Settlement Agreement, the General Partner resigned, which caused the dissolution of the Partnership, and the appointment of the liquidating trustee became effective. Pursuant to the terms of the Settlement Agreement, the Special Committee was empowered to direct and oversee the process of selling the Company and to approve or reject any proposed sale after consultation with two members of plaintiffs' counsel (the "Special Advisory Committee") and the president and chief operating officer of the Company (the "Special Management Advisor"). Both the non-voting Special Advisory Committee and the non-voting Special Management Advisor had the right, pursuant to the terms of the Settlement Agreement, to monitor the sales process, and to be given full access to all information regarding the sales process, including the right to attend all meetings of the Special Committee.

   On May 27, 1999, the Special Committee and the Special Advisory Committee met in New York to hear a presentation from representatives of Beacon relating to their preliminary evaluation of the Company, an overview of and a projected timetable for the sales process, and a discussion of potential buyers. At this time, the Company formally retained The Beacon Group Capital Services, LLC ("Beacon") as its financial advisor to structure and implement the sale of the Company pursuant to the terms of the Settlement Agreement. On June 16, 1999, the Special Committee formally commenced a broad-based process to explore the sale of the Company. Thereafter, Beacon made a total of 83 contacts, 30 of which were potential "strategic buyers" and 53 of which were potential "financial buyers." Of the parties contacted, 38 of the parties contacted declined interest. Beacon delivered copies of a confidential memorandum describing the Company to the remaining 45. Beacon received expressions of interest from 14 of those parties. On August 5, 1999, a telephonic meeting of the Special Committee, the Special Advisory Committee and the Special Management Advisor was held. At that meeting, the Special Committee selected, from the group of 14, ten potential buyers to be included in the next stage of the sales process. After further discussion between Beacon and these ten potential buyers, the Special Committee, through a telephonic meeting held on September 16, 1999, elected to continue the sales process with seven of them. The process included detailed tours of, and meetings in, Chickamauga and other sites, additional meetings with the Company's senior management, access to additional confidential financial data and the receipt from the Company's legal advisors of a form of merger agreement. On October 15, 1999, five parties submitted final round binding offers together with markups of the draft merger agreement.

   During the week of October 18, 1999, Beacon and the Company's legal advisors worked on analyzing the five proposals. On Friday, October 22, 1999, the Special Committee, the Special Advisory Committee and the Special Management Advisor met telephonically with representatives of Beacon to discuss the five proposals. At this meeting, the Special Committee voted to authorize Beacon to pursue discussions with all of the bidders in order to solicit their best offers. Following this meeting, a representative of Beacon telephoned a representative of Parent and advised him that, while Parent's proposal was attractive, he was not authorized by the Special Committee to enter into exclusive negotiations with Parent. During the weeks of October 25, 1999 and November 1, 1999, the Company and its counsel had discussions with Parent and its counsel, during the course of which the Merger Agreement and related documents were revised. During the same period Beacon had discussions with and received refinements to the offers of three of the other four bidders.

   On Thursday, November 4, 1999, the Special Committee, the Special Advisory Committee and the Special Management Advisor met in New York and received a report from representatives of Beacon concerning the terms of the potential transactions with all of the bidders. At this meeting, the Special Committee received the opinion of Beacon, dated November 4, 1999, that, based upon and subject to various considerations and assumptions (and the analyses presented to the Special Committee underlying such opinion) set forth in such opinion, as of the date of such opinion, the $33 per Share consideration to be received by the holders of the Shares in the Offer and the Merger was fair from a financial point of view to such holders. After a discussion of the terms of each of the potential transactions, a review of the Merger Agreement and receipt of such opinion, and upon the recommendation of the Special Advisory Committee and the Special Management Advisor, the Special Committee unanimously decided to recommend to the Board of Directors the approval of the Offer, the Merger, the Merger Agreement and other transactions contemplated by the Merger Agreement. Following the adjournment of the meeting of the Special Committee, the full Board of Directors met and, pursuant to the terms of the Settlement Agreement, voted unanimously to take the actions recommended by the Special Committee. The Merger Agreement was executed and delivered by the parties, and the Company and

Parent publicly announced the transaction before the opening of trading on the Nasdaq National Market on Friday, November 5, 1999.

   In reaching its conclusions described above, the Special Committee considered a number of factors, including, without limitation, the following:
(i) that the $33 per Share offer represented a premium of approximately 53% over the last reported sales price of the Shares on the Nasdaq National Market on May 24, 1999 of $21.50 per Share (the last trading day prior to the announcement of the Settlement Agreement), (ii) the absence of any financing contingency on the part of Parent, (iii) the all cash tender offer structure of the transaction, including the resulting anticipated timing of the closing thereof, (iv) the opinion of Beacon, dated November 4, 1999, that, based upon and subject to various considerations and assumptions, as of that date, the $33 per Share consideration to be received by the holders of the Shares in the Offer and the Merger was fair from a financial point of view to such holders and (v) the alternatives to the Offer and the Merger that were available to the Company, particularly the present value of the per Share Offer Price as compared to the present values of the per Share offer prices for the other proposals and the risk and difficulty of consummation of the other proposals. The Special Committee did not assign relative weights to the foregoing factors or determine that any factor was of more importance than any other factors. Rather, the Special Committee viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

   Beacon is an investment banking firm engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, private placements, financings, principal investments and other purposes. Beacon was selected by the parties to the Settlement Agreement based upon their agreement that the credentials and experience of Beacon were suitable for the sale of the Company and other transactions contemplated by the Settlement Agreement.

   In analyzing the Offer and Merger and the other proposed transactions, the Special Committee was assisted and advised at all of its meetings by representatives of Beacon, who reviewed various financial considerations, and representatives of the Company's legal counsel, who reviewed various legal and other considerations, as well as the terms of the Merger Agreement and related agreements, with the Special Committee.

   A copy of the written opinion of Beacon, dated November 4, 1999, describing the assumptions made, matters considered and the scope of the review undertaken and procedures followed, is filed as Exhibit (a)(3) hereto, and is incorporated herein by reference. Stockholders are encouraged to read such opinion in its entirety.

   Based upon the foregoing, at its November 4, 1999 meeting, the Board of Directors unanimously determined that the terms of the Offer and the Merger were fair to and in the best interests of the Company and its stockholders, approved the Offer and the Merger and recommended that stockholders of the Company accept the Offer as set forth above.

Item 5. Persons Retained, Employed or to be Compensated.

   Beacon is acting as the Company's financial advisors in connection with the Offer and the Merger. Pursuant to an agreement with the Company, dated October 2, 1998, Beacon will be entitled to receive a percentage fee in an amount equal to 7/8% of the consideration received by the Company upon the consummation of the Offer and Merger, with the determination of the amount of such consideration to include the sum of the cash paid to the Company's stockholders and the aggregate amount of indebtedness of the Company retired, assumed or to be assumed in connection with the Offer and Merger. In addition, the Company has agreed to reimburse Beacon for reasonable out-of-pocket expenses incurred in connection with its services under this agreement, including the fees and disbursements of its counsel, and to indemnify Beacon against certain liabilities incurred in connection with its engagement, including any action, proceeding or investigation in which Beacon becomes involved.

   Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Recent Transactions and Intent with Respect to Securities.

   (a) No transactions in the Shares have been effected in the past 60 days by the Company or any affiliate or subsidiary of the Company, or, to the best knowledge of the Company, by any executive officer or director of the Company.

   (b) To the best knowledge of the Company, each principal executive officer and director of the Company currently intends to tender, pursuant to the Offer, all unrestricted Shares which are held of record or beneficially owned by such person (other than the Shares of the two officers described in Item 3 above), except to the extent, if any, that the tender of Shares would subject such officers and directors to liability under Section 16 of the Exchange Act.

Item 7. Certain Negotiations and Transactions by the Subject Company.

   (a) Except as described under Item 3(b), the Company is not engaged in any negotiations in response to the Offer which relate to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as described under Item 4 and other than as described under Item 3(b) of this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

Item 8. Additional Information to be Furnished.

   The information statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

Item 9. Material to be Filed as Exhibits.

   The following Exhibits are filed herewith:

   (a)(1) Recommendation Letter to the Stockholders of the Company, dated November 12, 1999, from Leonard Chill, Chairman and Chief Executive Officer.*

   (a)(2) Press Release issued jointly by the Company and Purchaser announcing the Merger and the Offer.

   (a)(3) Opinion of The Beacon Group Capital Services, LLC, dated November 4, 1999.*

   (b) None.

   (c)(1) Retention Bonus Plan.

   (c)(2) Success Bonus Plan.

   (c)(3) Employment Agreement, as of January 1, 1999 by and among the Company and Leonard Chill.

   (c)(4) Employment Agreement, as of January 1, 1999 by and among the Company and Joseph Dana.

   (c)(5) Employment Agreement, as of January 1, 1999 by and among the Company and Joseph Sinicropi.

   (c)(6) Employment Agreement, as of September 24, 1998 by and among the Company and Ralph Kenner (incorporated herein by reference to Exhibit 10.13 to the Company's Form 10-K for the fiscal year ended September 30, 1998, as filed with the Commission on December 24, 1998).

   (c)(7) Employment Agreement, as of September 24, 1998 by and among the Company and Charles T. Koerner (incorporated herein by reference to Exhibit
   10.16 to the Company's Form 10-K for the fiscal year ended September 30, 1998, as filed with the Commission on December 24, 1998).

   (c)(8) Agreement and Plan of Merger, dated as of November 5, 1999, by and among Parent, Purchaser and the Company.

   (c)(9) Stockholder Agreement, dated as of November 5, 1999, among Synthetic Industries, L.P., Parent and Purchaser.

   (c)(10) Confidentiality Agreement, dated June 7, 1999, between the Company and Investcorp International Inc.

   (c)(11) Employment Letter of Intent, dated November 5, 1999, between Parent and Leonard Chill.

   (c)(12) Employment Letter of Intent, dated November 5, 1999, between Parent and Joseph Dana.

   (c)(13) Employment Letter of Intent, dated November 5, 1999, between Parent and Joseph Sinicropi.

   (c)(14) Employment Letter of Intent, dated November 5, 1999, between Parent and Charles T. Koerner.

   (c)(15) Employment Letter of Intent, dated November 5, 1999, bewtween Parent and John Michael Long.

   (c)(16) Employment Letter of Intent, dated November 5, 1999, between Parent and Proctor Allen.

   (c)(17) Employment Letter of Intent, dated November 5, 1999, between Parent and Louis Ziebold.


--------
   * Included in copies mailed to stockholders.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             SYNTHETIC INDUSTRIES, INC.

                                             By:  /s/ Joseph F. Dana
                                                -------------------------------
                                                Name:Joseph F. Dana
                                                Title: President and Chief
                                                      Operating Officer

   Dated: November 12, 1999

                                                                         Annex I

                           SYNTHETIC INDUSTRIES, INC.
                               309 LaFayette Road
                           Chickamauga, Georgia 30707

                               ----------------

 INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

                               ----------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION
  WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE
                   REQUESTED NOT TO SEND THE COMPANY A PROXY

                               ----------------

   This Information Statement, which is being mailed on or about November 12, 1999 to the holders of shares of the Common Stock, par value $1.00 per share (the "Company Common Stock"), of Synthetic Industries, Inc., a Delaware corporation (the "Company"), is being furnished in connection with the designation by SIND Holdings, Inc., a Delaware corporation ("Parent"), and SIND Acquisitions, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), of persons to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of November 5, 1999 (the "Merger Agreement") among the Company, Parent and Purchaser. Pursuant to the Merger Agreement, among other things, Parent commenced a cash tender offer on November 12, 1999 to purchase all of the issued and outstanding shares of Company Common Stock at $33.00 per share, net to the seller in cash, as described in Parent's Offer to Purchase dated November 12, 1999 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, December 10, 1999, unless extended. The Offer is conditioned on, among other things, a majority of the outstanding shares of Company Common Stock on a fully diluted basis being validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Merger") of Purchaser with and into the Company as soon as practicable after consummation of the Offer. Following the time the Merger becomes effective (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent. In the Merger, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock held in the treasury of the Company or by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or the Company, all of which will be canceled, and other than shares of Company Common Stock, if any, held by stockholders who have perfected rights as dissenting stockholders under Delaware law) will be converted into the right to receive cash in the amount of $33.00 without interest.

   The Merger Agreement provides that promptly upon the purchase by Purchaser of any of the outstanding shares of Company Common Stock pursuant to the Offer, Purchaser shall be entitled to designate the number of directors on the Board as will give Purchaser, subject to compliance with Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), representation on the Board equal to at least the number of directors, rounded up to the next whole number, which is the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that such number of shares of Company Common Stock so purchased by Purchaser plus the number of such shares otherwise owned by Purchaser or any other subsidiary of Parent bears to the number of such shares of Company Common Stock outstanding, and the Company will, at such time, cause Purchaser's designees to be elected to the Board.

   Notwithstanding the above, in the event that Purchaser's designees are appointed or elected to the Board, until the Effective Time the Board shall have at least three directors who were directors as of the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"). If the number of Independent Directors falls below three, the remaining Independent Directors (or if no Independent Directors remain, the other directors) shall be entitled to designate persons who are not officers, stockholders or affiliates of the Company, Parent or Purchaser to fill such vacancies.

   The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") of Purchaser and as exhibits to the
Schedule 14D-9. The exhibits to the Schedule 14D-1 and the Schedule 14D-9 may be examined at and copies thereof may be obtained from the SEC in the manner set forth in Section 8 of the Offer to Purchase. To finance the purchase of Company Common Stock in the Offer and the Merger, the repayment or refinancing of outstanding indebtedness and to pay certain fees and expenses relating thereto, Purchaser will receive, indirectly through Parent, funds from Investcorp, a global investment company, and certain international investors with whom Investcorp maintains an administrative relationship and one or more other institutional investors in the form of an equity contribution at least equal to $190 million. In addition, an affiliate of Investcorp has obtained financing commitments from third parties in the aggregate amount of approximately $475 million, consisting of (i) a commitment to provide Purchaser with approximately $325 million in financing in the form of senior secured credit facilities, which include approximately $225 million in term loan facilities and approximately $100 million in a revolving credit facility and
(ii) a commitment to provide Purchaser with approximately $150 million in financing in the form of an unsecured senior subordinated bridge facility.

   No action is required by the stockholders of the Company in connection with the election of Purchaser's designees to the Board. However, Section 14(f) of the Exchange Act requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

   The information contained in this Information Statement concerning Parent, Purchaser and Purchaser's designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of Parent and Purchaser are located at c/o Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   At the close of business on September 30, 1999, there were issued and outstanding 8,664,819 shares of Company Common Stock, excluding Company Common Stock held by the Company, each share being entitled to one vote upon matters to be voted upon at a stockholders meeting. There are no other voting securities outstanding. The table below sets forth certain information as of September 30, 1999 regarding the beneficial ownership of Company Common Stock, by (i) each person known by the Company to own beneficially more than 5% of its outstanding shares of Company Common Stock, (ii) each director of the Company,
(iii) the five
executive officers of the Company named in the Summary Compensation Table and
(iv) all executive officers and directors of the Company as a group. Unless otherwise indicated, the address for each officer, director and 5% stockholder is c/o Synthetic Industries, Inc., 309 LaFayette Road, Chickamauga, Georgia 30707.

                                                     Number of
Name                                                  Shares            Percent
----                                                 ---------          -------
5% Stockholders:
Synthetic Industries, L.P........................... 5,699,194           65.8%
Named Executive Officers:
Leonard Chill.......................................   146,195(1)(2)(3)   1.7%
Joseph F. Dana......................................   169,506(2)         1.9%
Joseph Sinicropi ...................................    45,440(2)           *
Charles T. Koerner .................................    30,037(2)           *
Ralph Kenner........................................    58,389(1)(2)(3)     *
Directors:
Lee J. Seidler......................................    45,313(2)           *
William J. Shortt...................................    19,271(2)           *
Robert L. Voigt.....................................    19,271(2)           *
All executive officers and directors as a group
 (10 persons).......................................   583,573(3)(4)      6.3%

--------
* Less than 1.0%.

(1) Includes 9,632 shares as to which such person may be deemed to have beneficial ownership as a result of his indirect beneficial ownership of 0.1666% of a partnership interest in Synthetic Industries, L.P. (the "Partnership").
(2) Includes shares of Common Stock subject to options exercisable within 60 days, as follows: Leonard Chill-236,563 shares; Joseph F. Dana-169,506 shares; Joseph Sinicropi-45,440 shares; Charles T. Koerner- 30,037 shares; Ralph Kenner-48,757 shares; Lee J. Seidler-45,313 shares; William J. Shortt-19,271 shares; Robert L. Voigt-19,271 shares.
(3) Does not include 2,781,250 shares (other than the 9,632 shares described in footnote 1 above) as to which Messrs. Chill, Kenner and other executives may be deemed to have beneficial ownership by virtue of their indirect control of the Partnership. See "Executive Officers."
(4) Does not include (i) an aggregate of 158,488 shares of Common Stock subject to options exercisable within 60 days that are owned by employees of the Company other than the executive officers and (ii) an aggregate of 108,455 shares of Common Stock subject to options that are not exercisable within 60 days that are owned by directors, officers and employees of the Company. Includes an aggregate of 38,528 shares as to which Messrs. Chill, Kenner and other employees may be deemed to have beneficial ownership as a result of their indirect beneficial ownership of 0.1666% each of a partnership interest in the Partnership.

                        DIRECTORS AND EXECUTIVE OFFICERS

The Purchaser Designees

   Purchaser has informed the Company that it will choose its designees to the Company Board (the "Designees") from the persons listed below. Purchaser has also informed the Company that each of the Designees has consented to act as a director, if so designated. Biographical information concerning each of the Designees is presented below. The following biographical information provided herein has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

   None of the Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to Purchaser's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Purchaser that, to Purchaser's knowledge, none of the Designees has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Schedule 14D-9.

   Set forth below is the name, age, present principal occupation, five year employment history and current public directorships, if any, of each Designee. The principal business address of each Designee is Investcorp International Inc., 280 Park Avenue, 37th Floor, New York, New York 10017. Each Designee is a citizen of the United States of America.

                                   Present Principal Occupation, Five Year
                                              Employment History
           Name           Age          and Current Public Directorships
           ----           --- -------------------------------------------------
 Charles J. Philippin....  49 Mr. Philippin has been an executive of Investcorp or one or more of its wholly owned subsidiaries
                              since July 1994. Prior to joining Investcorp, Mr.
                              Philippin was a partner in the accounting firm of
                              Coopers & Lybrand L.L.P. (now
                              PricewaterhouseCoopers LLP). Mr. Philippin is a
                              director of Competitive Technologies, Inc., Saks
                              Incorporated, NationsRent, Inc., CSK Auto
                              Corporation, Harborside Healthcare Corporation,
                              Carter Holdings, Inc., The William Carter
                              Company, Werner Holding Co. (DE), Inc. and Falcon
                              Building Products, Inc.
 Savio W. Tung...........  48 Mr. Tung has been an executive of Investcorp or one or more of its wholly owned subsidiaries
                              since September 1984. Mr. Tung is a director of
                              CSK Auto Corporation and Werner Holding Co. (DE),
                              Inc.
 Christopher J. O'Brien..  41 Mr. O'Brien has been an executive of Investcorp or one or more of its wholly owned subsidiaries
                              since December 1993. Prior to joining Investcorp,
                              Mr. O'Brien was a Managing Director of Mancuso &
                              Company, a private New York-based merchant bank.
                              Mr. O'Brien is a director of NationsRent, Inc.,
                              CSK Auto Corporation, Harborside Healthcare
                              Corporation, Carter Holdings, Inc., The William
                              Carter Company and Falcon Building Products, Inc.
 Charles K. Marquis......  57 Mr. Marquis has been an executive of Investcorp or one or more of its wholly owned subsidiaries
                              since January 1999. Prior to joining Investcorp,
                              Mr. Marquis was a partner in the law firm of
                              Gibson, Dunn & Crutcher LLP. Mr. Marquis is a
                              director of Tiffany & Co., CSK Auto Corporation,
                              Harborside Healthcare Corporation, Werner Holding
                              Co. (DE), Inc. and Falcon Building Products, Inc.

                            Present Principal Occupation, Five Year Employment
                                                 History
         Name         Age            and Current Public Directorships
         ----         --- -----------------------------------------------------
 James O. Egan.......  51 Mr. Egan has been an executive officer of Investcorp or one or its wholly owned subsidiaries since January
                          1999. Prior to joining Investcorp, Mr. Egan was a
                          partner in the accounting firm of KPMG from October
                          1997 to December 1998. Prior to that, Mr. Egan was a
                          Senior Vice President and Chief Financial Officer of
                          Riverwood International, a paperboard, packaging and
                          machinery company, from May 1996 to September 1997.
                          Prior to that, Mr. Egan was a partner in the
                          accounting firm of Coopers & Lybrand L.L.P. (now
                          PricewaterhouseCoopers LLP). Mr. Egan is a director
                          of CSK Auto Corporation, Harborside Healthcare
                          Corporation, Werner Holding Co. (DE), Inc. and Falcon
                          Building Products, Inc.
 Edward G. Lord III..  50 Mr. Lord has been an executive of Investcorp or one or more of its wholly owned subsidiaries since
                          November 1994. Prior to joining Investcorp, Mr. Lord
                          was a Director and Chief Operating Officer of
                          Kettaneh Group, a real estate investment firm. Mr.
                          Lord is a director of Harborside Healthcare
                          Corporation.
 George O. Visnyei...  50 Mr. Visnyei has been an executive of Investcorp or one or more of its wholly owned subsidiaries since
                          January 1996. Prior to joining Investcorp, Mr.
                          Visnyei was a partner in the accounting firm of
                          Coopers & Lybrand L.L.P. (now PricewaterhouseCoopers
                          LLP).
 Sean P. Madden......  33 Mr. Madden has been an executive of Investcorp or one or more of its wholly owned subsidiaries since
                          October 1998. Prior to joining Investcorp, Mr. Madden
                          was a Vice President of Credit Suisse First Boston
                          from June 1994 to October 1998.


Current and Continuing Directors

   The following sets forth certain information with respect to the current directors of the Company:

   Leonard Chill, age 67, Chairman and Chief Executive Officer, joined the Company in December 1973 as President. He has been a Director since 1986. From 1967 until joining the Company, he held a number of positions with Thiokol Corporation in its Fibers Division, including that of General Manager. Mr. Chill is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P., the entity which is the sole general partner of the general partner of Synthetic Industries, L.P. (the "Partnership"), the principal stockholder of the Company. In addition, Mr. Chill is a director of Synthetic Textiles Ltd.

   Joseph F. Dana, age 52, President, Chief Operating Officer and General Counsel, joined the Company in May 1997. Prior to joining the Company, Mr. Dana had been engaged in the private practice of law for over twenty years and had been a member of the law firm Watson, Dana & Gottlieb, LP, LaFayette, Georgia, since its formation in 1978, serving as general counsel to the Company since 1987. He has been a Director since 1993.

   Lee J. Seidler, age 64, was professor of accounting and Price Waterhouse professor of auditing at New York University. Dr. Seidler was Senior Managing Director at Bear, Stearns & Co. Inc. from 1981 to 1989. He is presently associated with Bear, Stearns & Co. Inc. as Managing Director Emeritus. Dr. Seidler is a director of the Shubert Foundation, The Shubert Organization, and Players International, Inc. and has been a director of SafeCard Services, Inc. and Eastbank, N.A. He has been a Director since 1993.

   William J. Shortt, age 74, retired from Johnson & Johnson in 1989. From 1977 to 1989, he was Director of Government and Trade Relations, Southeast at Johnson & Johnson. Mr. Shortt is also a director of First National Bank of Habersham. He has been a Director since 1993.

   Robert L. Voigt, age 81, served as a consultant to Dixie Yarns Inc. from 1985 until his retirement at the end of 1991. Mr. Voigt also served as a director of Dixie Yarns, Inc. from 1981 to 1987. He has been a Director since 1993.

Committees and Meetings of the Board

   The Board has established a Compensation Committee, composed of Messrs. Seidler, Shortt and Voigt, which establishes salary, incentives and other forms of compensation and administers the Company's 1994 Stock Option Plan, 1996 Stock Option Plan and the Employee Stock Option Plan and other incentive compensation and benefit plans applicable to the Company's officers. The Board has also established an Audit Committee, composed of Messrs. Seidler, Shortt and Voigt, which recommends to the Board the selection of independent auditors, and reviews the scope and results of the audit and other services provided by the independent auditors.

   During the year ended September 30, 1999, the Board held a total of 5 meetings, the Audit Committee held 2 meetings and the Compensation Committee held 2 meetings.

Director Compensation

   Outside directors receive $15,000 per annum for services as a director and $800 per meeting attended. Directors who are members of management do not receive any meeting attendance fees or additional compensation for service as a director or service on committees of the Board. All directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and its committees on which they serve.

   Under the Company's 1994 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), Messrs. Dana, Seidler, Shortt and Voigt were granted non-qualified stock options (the "Directors' Options") to purchase 28,906, 57,813, 19,271 and 19,271 shares of Common Stock, respectively. The Directors' Plan does not provide for any further grants of options thereunder.

   The purchase price of the shares of Common Stock subject to the Directors' Options was determined by reference to the fair market value of the Common Stock, as determined by the Compensation Committee, at the time Messrs. Dana, Seidler, Shortt and Voigt became members of the Board. As of October 1, 1996, 100% of the number of shares of Common Stock subject to each Director Option are vested and are exercisable. As a Company employee, Mr. Chill is not eligible to participate in the Directors' Plan. In the event that the outstanding shares of Common Stock are changed by reason of reorganization, merger, consolidation, recapitalization, reclassification, stock split, combination or exchange of shares and the like, or dividends payable in Common Stock, an appropriate adjustment shall be made by the Committee in the aggregate number of shares of Common Stock available under the Directors' Plan and in the number of shares and price per share subject to outstanding Directors' Options. The term of each Directors' Option is ten years from the date of grant.

Executive Officers

   Set forth below is the age at November 1, 1999 and certain other information concerning each person, including their principal occupations and positions for the past five years, currently serving as an executive officer of the Company:

   Leonard Chill, age 67, Chairman and Chief Executive Officer, joined the Company in December 1973 as President. He has been a Director since 1986. From 1967 until joining the Company, he held a number of positions with Thiokol Corporation in its Fibers Division, including that of General Manager. Mr. Chill is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P., the entity which is the sole general partner of the general partner of the Partnership. In addition, Mr. Chill is a director of Synthetic Textiles Ltd.

   Joseph F. Dana, age 52, President, Chief Operating Officer and General Counsel, joined the Company in May 1997. Prior to joining the Company, Mr. Dana had been engaged in the private practice of law for over twenty years and had been a member of the law firm Watson, Dana & Gottlieb, LP, LaFayette, Georgia, since its formation in 1978, serving as general counsel to the Company since 1987. He has been a Director since 1993.

   Joseph Sinicropi, age 45, joined the Company in 1995 as Chief Accounting Officer. He was named Chief Financial Officer and Secretary in February 1996. Prior to joining the Company, he was an audit senior manager in the international accounting firm of Deloitte & Touche LLP from 1985 to 1995.

   Ralph Kenner, age 55, has been Vice President-Manufacturing since 1984. He joined the Company in 1974 as Director, Industrial Relations and served in that capacity until 1976. In 1976, he was appointed Plant Manager and served in that capacity until 1984. Mr. Kenner is also the sole director and sole stockholder of one of the general partners of Synthetic Management G.P.

   Charles T. Koerner, age 50, joined the Company in 1990 and became Vice President-Construction Materials Division in 1993. He was named Vice President-General Manager of the Construction-Materials Division in 1995. Prior thereto, Mr. Koerner was an engineer with the Ohio Department of Transportation; a sales engineer, product supervisor and regional engineer with Armco Steel Corporation; and a sales manager with National Seal Corporation.

   John Michael Long, age 56, was Vice President-Nonwoven Fabrics from 1991 to 1996 at which time he was named Vice President-General Manager of the Technical Textiles Group. Prior thereto, he held a variety of managerial positions with Spartan Mills, a manufacturer of nonwoven geotextile fabrics. During his last five years at Spartan, he was Vice President and General Manager.

   Bobby Callahan, age 56, joined the Company in 1977 and has been Controller since 1980. Prior thereto, he held a variety of financial management positions in the carpet industry.

   The Company's Bylaws provide that each officer shall hold office until the officer's successor is elected or appointed or until the officer's death, resignation or removal by the Board.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

Executive Compensation

   The following table sets forth information regarding aggregate cash compensation, stock option awards and other compensation earned by the Company's Chief Executive Officer and the four other most highly compensated executive officers for services rendered in all capacities to the Company and its subsidiaries in the fiscal years 1997 to 1999.

                           Summary Compensation Table

                                                                            Long-Term
                                                                           Compensation
                                              Annual Compensation             Awards
                                        ---------------------------------  ------------
                            Fiscal                             Other        Securities
       Name and           Year Ended                           Annual       Underlying    All Other
  Principal Position     September 30,  Salary($) Bonus($) Compensation($)  Options (#) Compensation($)
  ------------------     -------------  --------  -------  --------------  ------------ --------------
Leonard Chill                1999       325,738   338,100      14,674           --         9,424(1)
Chief Executive Officer      1998       280,000   137,058       7,360           --        10,424(1)
and President                1997       270,163   144,720       2,168           --        10,174(1)

Joseph F. Dana               1999       269,380   246,300      21,669           --         4,000(2)
Chief Operating Officer      1998       225,000    77,580      12,932           --         5,000(2)
and General Counsel          1997(3)    118,100    75,000       6,586           --              --

Joseph Sinicropi             1999       205,433   193,200      17,417           --         4,000(2)
Chief Financial Officer      1998       170,000    72,408      12,932           --         5,000(2)
                             1997       132,500    51,840       5,312           --         4,750(2)

Ralph Kenner                 1999       171,000    80,180       6,320           --         4,000(2)
Vice President-              1998       171,000    71,546       5,577           --         4,800(2)
Manufacturing                1997       154,731    69,768       5,771           --         4,750(2)

Charles T. Koerner           1999       150,750    62,830      14,398           --         4,000(2)
Vice President-General       1998       140,603    58,240       8,241           --         4,218(2)
Manager-Construction         1997       135,839    52,577       8,177           --         4,075(2)
Materials Division

--------
(1) These amounts consist of $5,424 of insurance premiums paid by the Company under a term life insurance policy in each of 1999, 1998, 1997, and $4,000, $5,000, and $4,750 contributed by the Company under its 401(k) plan in 1999, 1998 and 1997 respectively.
(2) These amounts represent the annual contribution made by the Company under its 401(k) plan in the respective year.
(3) Mr. Dana assumed his duties as Chief Operating Officer and General Counsel on May 21, 1997.

Option Grants

   There were no grants of options to the executive officers named in the Summary Compensation Table made under the Company's 1996 Stock Option Plan during fiscal 1999.

Option Exercises and Holdings

   The following table sets forth information with respect to the executive officers named in the Summary Compensation Table concerning the exercise of options during fiscal 1999 and unexercised options held as of the end of fiscal 1999, which include grants made under the Company's 1994 and 1996 Stock Option Plans.

                Aggregated Option Exercises In Last Fiscal Year
                       And Fiscal Year-End Option Values

                                                     Number of Securities      Value of Unexercised
                                                    Underlying Unexercised     In-the-Money Options
                           Shares                      Options at FY-End             at FY-End
                         Acquired on     Value     ------------------------- ----------------------------
          Name           Exercise (#) Realized ($) Exercisable Unexercisable Exercisable    Unexercisable
          ----           -----------  ------------ ----------- ------------- -----------    -------------
Leonard Chill...........     --           --         136,563       8,719     $2,274,461(1)    $145,211(1)
Joseph F. Dana..........     --           --         169,506          --      1,958,611(2)          --
Joseph Sinicropi........     --           --          45,440       7,247        543,809(3)     120,695(1)
Ralph Kenner............     --           --          48,757       5,115        812,040(1)      85,182(1)
Charles T. Koerner......     --           --          30,037      12,451        443,238(4)     142,853(5)

--------
(1) Based on the September 30, 1999 price ($27.375 per share) less the exercise price ($10.72 per share) payable for such shares.
(2) Based on the September 30, 1999 price ($27.375 per share) less the exercise prices of $6.83 for 28,906 shares; $17.875 for 130,500 shares and $15.00 for 10,100 shares.
(3) Based on the September 30, 1999 price ($27.375 per share) less the exercise prices of $10.72 for 21,740 shares, $21.375 for 17,500 shares and $15.00 for 6,200 shares.
(4) Based on the September 30, 1999 price ($27.375) per share, less the exercise prices of $10.72 for 24,162 shares, $21.375 for 5,000 shares and $15.00 for 875 shares.
(5) Based on the September 30, 1999 price ($27.375) per share, less the exercise prices of $10.72 for 4,862 shares, $21.375 for 5,000 shares and $15.00 for 2,625 shares.

Description of Certain Employment Agreements

   Each of Messrs. Chill, Dana and Sinicropi (the "Executives") are employed by the Company pursuant to individual employment agreements entered into as of September 24, 1998, as amended. The term of employment under these agreements is twenty-five months from January 1, 1999 (the "Effective Date") in the case of Mr. Chill, four years from the Effective Date in the case of Mr. Dana and three years from the Effective Date in the case of Mr. Sinicropi; provided that on the first day of the second month following the Effective Date in the case of Mr. Chill, on each anniversary of the month following the second Effective Date in the case of Mr. Dana and on each anniversary of the month following the first Effective Date in the case of Mr. Sinicropi, and in each case each successive month, the term is automatically extended for one successive month, providing a minimum remaining term of two years, unless either party terminates the agreement by written notice. The maximum term of employment under these agreements is 25 years. The current annual salaries for Messrs. Chill, Dana and Sinicropi pursuant to these agreements are $325,000, $275,000 and $210,000, respectively, and are subject to annual review by the Board.

   The Company has the right to terminate the Executive's employment for "cause" or "without cause," in each case as defined in the applicable employment agreement. In the event that an Executive is terminated by the Company "without cause," other than following a "Change in Control" (as defined below), the Executive is entitled to receive (a) his base salary accrued through the date of termination, (b) any unpaid, accrued amounts under the annual incentive plan and (c) certain other supplemental insurance coverages in the case of Mr. Dana, or lump sum payments in lieu thereof in the case of Messrs. Chill and Sinicropi. Under these employment agreements, a "Change in Control" occurs when (i) any person or group becomes the beneficial owner of capital stock of the Company representing 35% or more of all the voting stock,
(ii) the members of the Board on the Effective Date cease to constitute a majority of the Board, (iii) the Company combines with another entity and a person holds 35% or more of the voting stock of the surviving entity or the Company's directors, as of the date immediately before such combination, constitute less than a majority of the board of directors of the combined entity, (iv) the Company's stockholders approve a merger, consolidation or share exchange that results in (A) the conversion or exchange of the Company's voting stock or (B) the Company's stockholders holding less than 50% of the combined voting power of the surviving entity, or (v) upon the occurrence of any event that would be required to be reported in response to Item 6(e) of Regulation 14A of the Securities Act of 1933, as amended.

   If an Executive is terminated by the Company "without cause" prior to the occurrence of a Change in Control and it can be shown such termination occurred in connection with, prior to or in anticipation of the Change in Control or, if following a Change in Control, an Executive is terminated by the Company other than for "cause," or he terminates his employment within 120 days following the Change in Control or thereafter terminates his employment for "good reason" (as defined in the applicable employment agreement), he is entitled to (i) all accrued and unpaid compensation and benefits, (ii) unpaid, accrued amounts under the annual incentive plan and a payment under the annual incentive plan equal to the pro rata amount that would have been due in the termination year,
(iii) certain other supplemental insurance coverages in the case of Mr. Dana, or lump sum payments in lieu thereof in the case of Messrs. Chill and Sinicropi and (iv) reimbursement of excise taxes, if any, payable in the event that any compensation be deemed "parachute payments" under the Internal Revenue Code. In the event of a Change in Control, whether or not an Executive's employment continues with the Company, all options granted to him under any of the Company's stock option plans shall vest immediately on the date of the Change in Control.

   In the event that an Executive's employment is terminated for disability or death, he (or his estate) is to be paid (a) his base salary accrued through the date of termination and (b) any unpaid, accrued amounts under the annual incentive plan. In the case of termination by reason of death, the Executive is also entitled to a payment under the annual incentive plan equal to the pro rata amount that would have been due in the termination year.

   Each of these employment agreements also provides that the Executive is restricted from soliciting customers or employees or engaging in certain restricted activities on behalf of any entity which engages in businesses similar to that of the Company until two years after the date his employment ends for any reason, for which he will be paid an amount equal to twice his base salary as in effect on the date of termination of employment plus twice the payment made under the annual incentive plan in either the termination year or the immediately preceding year, whichever is greater.

   Mr. Kenner is employed by the Company pursuant to an employment agreement effective as of September 24, 1998 (the "Kenner Effective Date"). The term of employment under this agreement is twenty-five months from the Kenner Effective Date; provided that on the first day of the second month following the Kenner Effective Date, and in each successive month, the term is automatically extended for one successive month, providing a minimum remaining term of two years, unless Mr. Kenner terminates the agreement by written notice. The current annual salary for Mr. Kenner pursuant to this agreement is $171,000, and is subject to annual review by the Board.

   The Company has the right to terminate Mr. Kenner's employment for "cause" or "without cause," as defined in the employment agreement. In the event that Mr. Kenner is terminated by the Company "without cause," other than following a "Change in Control" (as defined below), he is entitled to receive (a) his base salary at the rate in effect on the date of termination of employment for a period of one and one-half years from the date of termination, (b) any unpaid, accrued amounts under the annual incentive plan, (c) a pro rata payment under the annual incentive plan for the termination year, (d) a payment equal to the three year average of incentive payments received under the Company's annual incentive plan and (e) certain other supplemental insurance coverages. Under Mr. Kenner's employment agreement, a "Change in Control" occurs when (i) any person or group becomes the beneficial owner of capital stock of the Company representing 35% of all the voting stock, (ii) the members of the Board on the Kenner Effective Date cease to constitute a majority of the Board, (iii) the Company combines with another entity and a person holds more than 35% of the voting stock of the Company or the Company's directors, as of the date immediately before such combination, constitute less than a majority of the board of directors of the combined entity, (iv) the Company's stockholders approve a merger, consolidation or share exchange that results in the conversion or exchange of the Company's voting stock or the Company's stockholders holding less than 50% of the combined voting power of the surviving entity, (v) any event that would constitute a change of control (as defined under Regulation 14A of the Securities Act of 1933, as amended) of the Partnership, (vi) the removal of the general partner of the Partnership or the appointment of a liquidating trustee not approved by the general partner or the Board or (vii) any event that would be required to be reported in response to
Item 6(e) of Regulation 14A of the Securities Act of 1933, as amended.

   If Mr. Kenner is terminated by the Company "without cause" prior to the occurrence of a Change in Control and it can be shown such termination occurred in connection with, prior to or in anticipation of the Change in Control or, if following a Change in Control, Mr. Kenner is terminated by the Company other than for "cause," he is entitled to (i) all accrued and unpaid compensation and benefits, (ii) a lump sum payment equal to one and one-half times his annual base salary, plus two times the incentive payments under the annual incentive plan for the year in which the Change in Control occurs or the prior year, whichever is greater, (iii) unpaid, accrued amounts under the annual incentive plan and a payment that equals the average of the incentive payment received by him under the annual incentive plan for the immediately preceding three years and (iv) certain other supplemental insurance coverages. In the event of a Change in Control, whether or not Mr. Kenner's employment continues with the Company, all options granted to him under any of the Company's stock option plans shall vest immediately on the date of the Change in Control.

   In the event that Mr. Kenner's employment is terminated for disability or death, he (or his estate) is to be paid (a) his base salary accrued through the date of termination and (b) any unpaid, accrued amounts under the annual incentive plan. In the case of termination by reason of death, the Executive is also entitled to a payment under the annual incentive plan equal to the pro rata amount due for the termination year.

   This employment agreement also provides that Mr. Kenner is restricted from soliciting customers or employees or engaging in certain restricted activities on behalf of any entity which engages in businesses similar to that of the Company until two years after the date his employment ends for any reason, for which he will be paid an amount equal to one-half his base salary as in effect on the date of termination of employment.

   Mr. Koerner is employed by the Company pursuant to an employment agreement effective as of September 24, 1998 (the "Koerner Effective Date"). The term of employment under this agreement is three years from the Koerner Effective Date; provided that on the first day of the month following the Koerner Effective Date, and in each successive month, the term is automatically extended for one successive month, providing a minimum remaining term of two years, unless Mr. Koerner terminates the agreement by written notice. The maximum term of employment under this agreement is 25 years. The current annual salary for Mr. Koerner pursuant to this agreement is $151,000, and is subject to annual review by the Board.

   The Company has the right to terminate Mr. Koerner's employment for "cause" or "without cause," as defined in the employment agreement. In the event that Mr. Koerner is terminated by the Company "without cause," other than following a "Change in Control" (as defined below), he is entitled to receive (a) his base salary at the rate in effect on the date of termination of employment for a period of one and one-half years from the date of termination, (b) any unpaid, accrued amounts under the annual incentive plan, (c) a pro rata payment under the annual incentive plan for the termination year and (d) a lump-sum payment equal to certain supplemental insurance premiums. Under Mr. Koerner's employment agreement, a "Change in Control" occurs when (i) any person or group becomes the beneficial owner of capital stock of the Company representing 35% of all the voting stock, (ii) the members of the Board on the Effective Date cease to constitute a majority of the Board, (iii) the Company combines with another entity and a person holds more than 35% of the voting stock of the Company or the Company's directors, as of the date immediately before such combination, constitute less than a majority of the board of directors of the combined entity, (iv) the Company's stockholders approve a merger, consolidation or share exchange that results in the conversion or exchange of the Company's voting stock or the Company's stockholders holding less than 50% of the combined voting power of the surviving entity, (v) any event that would constitute a change of control (as defined under Regulation 14A of the Securities Act of 1933, as amended) of the Partnership, (vi) the removal of the general partner of the Partnership or the appointment of a liquidating trustee not approved by the general partner or the Board or (vii) any event that would be required to be reported in response to Item 6(e) of Regulation 14A of the Securities Act of 1933, as amended.

   If Mr. Koerner is terminated by the Company "without cause" prior to the occurrence of a Change in Control and it can be shown such termination occurred in connection with, prior to or in anticipation of the Change in Control or, if following a Change in Control, Mr. Koerner is terminated by the Company other than for "cause," he is entitled to (i) all accrued compensation and benefits,
(ii) a lump sum payment equal to one and one-half times his annual base salary, plus two times the incentive payments under the annual incentive plan for either the year in which the Change in Control occurs or the prior year, whichever is greater, (iii) unpaid, accrued amounts under the annual incentive plan, (iv) a payment that equals the average of the incentive payments received by him under the annual incentive plan for the immediately preceding three years, (v) certain other supplemental insurance coverages and (vi) reimbursement of excise taxes, if any, payable in the event that any compensation be deemed "parachute payments" under the Internal Revenue Code. In the event of a Change in Control, whether or not Mr. Koerner's employment continues with the Company, all options granted to him under any of the Company's stock option plans shall vest immediately on the date of the Change in Control.

   In the event that Mr. Koerner's employment is terminated for disability or death, he (or his estate) is to be paid (a) his base salary accrued through the date of termination and (b) any unpaid, accrued amounts under the annual incentive plan. In the case of termination by reason of death, the Executive is also entitled to a payment under the annual incentive plan equal to the pro rata amount due for the termination year.

   This employment agreement also provides that Mr. Koerner is restricted from soliciting customers or employees or engaging in certain restricted activities on behalf of any entity which engages in businesses similar to that of the Company until two years after the date his employment ends for any reason, for which he will be paid an amount equal to one-half his base salary as in effect on the date of termination of employment.

                         STOCK PRICE PERFORMANCE GRAPH

   Set forth below is a line graph comparing the yearly percentage change in the cumulative total stockholder return (change in year-end stock price plus reinvested dividends) on the Company's Common Stock against the cumulative total return of the Standard & Poor's Small Cap 600 Index and the Standard & Poor's Building Materials Industry Index from November 1, 1996 to September 30, 1999.


                                  [LINE CHART]

         Company/Index    Nov. 1, 1996 Sept. 1997 Sept. 1998 Sept. 1999
         ---------------- ------------ ---------- ---------- ----------
         SYNTHETIC
          INDUSTRIES INC      100        223.08     125.00     210.58
         S&P SMALL CAP
          600 INDEX           100        137.92     112.17     131.84
         BUILDING
          MATERIALS--
          SMALL               100        139.79      94.58     101.06

   There can be no assurance that the Company's stock performance will continue into the future with the same or similar trends depicted in the graph above. The Company will not make or endorse any predictions as to future stock performance.

                    REPORT OF THE COMPENSATION COMMITTEE OF
                THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

Compensation Program

   The Company's compensation program for all executives, including the executive officers named in the Summary Compensation Table, is administered by the Compensation Committee (the "Committee") of the Company's Board of Directors. The Committee currently consists of three members, all of whom are non-employee directors. Set forth below is a report submitted by the Committee addressing the Company's executive compensation program for fiscal 1999.

   The Committee believes that executive compensation should reward long-term value created for stockholders and reflect the business strategies and long-range plans of the Company. The guiding principles with respect to compensation are (i) to provide a competitive package that enables the Company to attract, motivate and retain the key executives needed to accomplish its corporate goals; (ii) to integrate compensation programs with the Company's annual and long-term business objectives and strategy; and (iii) to provide variable compensation opportunities that are directly linked with the performance of the Company and that align executive remuneration with the interests of the stockholders. In connection with this philosophy, the compensation package of the executive employees of the Company consists of three components: a base salary, an annual incentive bonus and long-term incentives in the form of stock options. The Committee is responsible for reviewing the Company's compensation program to ensure that pay levels and incentive opportunities are competitive and reflect the performance of the Company. Each component of the executive compensation program is described below.

Base Salary

   The factors considered in determining the appropriate salary are level of responsibility, prior experience and accomplishments, and the relative importance of the job in terms of achieving corporate objectives. Each executive's salary is reviewed annually. Adjustments may be recommended based upon individual performance, inflationary and competitive factors and overall corporate results.

   In setting base salaries for fiscal 1999, the Committee attempted to establish base salary levels consistent with the median base salary for executives in similar positions within a peer group of approximately 20 companies of similar size and market orientation. The Chief Executive Officer, after consultation with the senior human resources executive of the Company, the Chief Operating Officer and the Chief Financial Officer, reviewed with the Committee a proposed 1999 salary plan for the Company's executive officers, following which the Committee approved the proposed 1999 plan at the September 24, 1998 meeting.

Annual Incentive Compensation

   Cash bonuses are paid annually based upon individual performance and relevant corporate performance measures, including divisional operating income, consolidated net income and customer satisfaction. These performance measures vary depending upon the executive and the related line of business. Bonuses are paid only if the Company has met certain targets established by the Board at the beginning of the year. Target awards are established for each position as a percentage of base salary, based on competitive salary data, and performance is assessed at the end of the year. Whether or not an executive officer earns a bonus in any year is based upon actual corporate performance relative to the targets established at the beginning of the year and on individual performance. Partial bonuses may be awarded if minimum corporate performance measures are achieved. For executive officers, the percentage of base salary payable as bonus ranges from 25% to 100%.

   The Committee administers the Company's incentive program, recommends to the Board the aggregate amount of incentive compensation and approves individual officer awards. The Board approves the aggregate amount of the incentive compensation awards to all participants.

Stock Options

   The Company has, on certain occasions, awarded stock options to executive officers to provide competitive compensation packages and because the Company believes it is important that all of its key executive officers have a strong economic interest in maximizing stock price appreciation, thereby aligning their interests with the Company's stockholders. Option exercise prices are set at 100% of fair market value on the date of the grant and options expire after 10 years. The stock options granted by the Committee vest at a rate of 25% per year beginning one year after the grant date in order to encourage management continuity and better tie compensation to long-term stock value. In fiscal 1999, the Company granted a total of 7,500 options to 2 employees.

Compensation of Chief Executive Officer

   On September 24, 1998, the Board approved a new, twenty-five month employment contract for Mr. Chill, effective as of September 24, 1998, as amended on January 1, 1999. Accordingly, Mr. Chill's fiscal 1999 compensation was largely determined by the terms of that employment agreement. The terms of Mr. Chill's employment agreement provide for a base salary of $325,000 per annum and a bonus determined by the Committee with reference to the performance of Mr. Chill and the performance and results of operations of the Company. The Committee considered certain performance goals and achievements in determining the bonus for Mr. Chill for fiscal 1999. The Committee's determination of Mr. Chill's bonus for fiscal 1999 was based on the factors cited above and such bonus and his salary reflect the overall responsibilities inherent in his position as Chairman and Chief Executive Officer.

Other Compensation Policies

   Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits the tax deduction that the Company may take with respect to the compensation of certain executive officers, unless the compensation is "performance based" as defined in the Code. The Company has not adopted a policy with respect to qualifying compensation paid to its executive officers for deductibility under Section 162(m) since no executive officer currently receives, or has received, taxable compensation in excess of $1 million per year.

   The report of the Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

   Compensation Committee of the Board of Directors:

       Robert L. Voigt, Chairman
       Lee J. Seidler
       William J. Shortt

   November 12, 1999

                 SECTION 16(a) BENEFICIAL REPORTING COMPLIANCE

   Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership (Forms 3, 4 and 5) of Common Stock and other equity securities of the Company with the SEC and the Nasdaq National Market. Officers, directors and greater-than-10% beneficial holders are required by SEC regulation to furnish the Company with copies of all such forms that they file.

   To the Company's knowledge, based solely on the Company's review of the copies of such reports received by the Company and, if applicable, written representations from certain reporting persons, that no reports on Form 5 were required. The Company believes that during the fiscal year ended September 30, 1999, its officers, directors and greater-than-10% beneficial owners complied with all applicable Section 16(a) filing requirements.